Exhibit 99.1

Stock Symbol:	AEM (NYSE and TSX)

For further information:	Investor Relations
(416) 947-1212

(All amounts expressed in U.S. dollars unless otherwise noted)

AGNICO EAGLE REPORTS FIRST QUARTER 2020 RESULTS; NEW 2020 PRODUCTION AND UNIT COST GUIDANCE ISSUED TO REFLECT IMPACT OF COVID-19 TEMPORARY SHUTDOWNS AT SEVEN OF EIGHT MINES; RESTART AND RAMP UP ACTIVITIES HAVE BEGUN AT THE FIVE CANADIAN MINES POSITIONING BUSINESS FOR STRONG SECOND HALF OF 2020

Toronto (April 30, 2020) — Agnico Eagle Mines Limited (NYSE:AEM, TSX:AEM) (“Agnico Eagle” or the “Company”) today reported a quarterly net loss of $21.6 million, or net loss of $0.09 per share, for the first quarter of 2020.  This result includes non-cash foreign currency translation losses on deferred tax liabilities of $44.2 million ($0.18 per share), mark-to-market derivative losses on financial instruments of $22.1 million ($0.09 per share), non-cash foreign currency translation losses of $3.8 million ($0.02 per share), costs relating to the temporary suspension of operations of $2.3 million ($0.01 per share) and various other adjustments of $5.2 million ($0.02 per share).  Excluding these items would result in adjusted net income1 of $56.0 million or $0.23 per share for the first quarter of 2020.  For the first quarter of 2019, the Company reported net income of $37.0 million or $0.16 per share.

Included in the first quarter of 2020 net loss, and not adjusted above, is a non-cash stock option expense of $6.6 million ($0.03 per share).

In the first quarter of 2020, cash provided by operating activities increased to $163.4 million ($204.8 million before changes in non-cash components of working capital), as compared with the first quarter of 2019 when cash provided by operating activities was $148.7 million ($170.8 million before changes in non-cash components of working capital).

The increase in cash provided by operating activities during the first quarter of 2020, compared to the prior year period, was mainly due to higher gold sales volumes and higher realized gold prices, partially offset by higher costs at the Meadowbank Complex and Meliadine mine which were still ramping up operations during the quarter.  Higher gold sales

1 Adjusted net income is a non-GAAP measure.  For a discussion regarding the Company’s use of non-GAAP measures, please see “Note Regarding Certain Measures of Performance”.

volumes were largely a result of the increased production due to the commencement of commercial production at Meliadine during May 2019.

The decrease in net income during the first quarter of 2020, compared to the prior year period, was mainly due to non-recurring losses on deferred taxes due to non-cash foreign currency translation, primarily due to the weakening of local currencies during the first quarter of 2020, unrealized losses on derivatives and higher production costs and amortization at the Meadowbank Complex and Meliadine mine, partially offset by higher gold sales volumes and higher realized gold prices.

“The first quarter of 2020 was challenging given the global COVID-19 pandemic and its impact on our gold production and unit costs in March as operations were reduced to minimum activities at all five of our Canadian mines.  Throughout this crisis the health, safety and well-being of all our employees and the communities that we operate in have been our top priority and remain a key focus as we have begun to carefully restart and ramp up our Canadian operations”, said Sean Boyd, Agnico Eagle’s Chief Executive Officer.  “Furthermore, despite the temporary shutdowns required to manage COVID-19, substantial progress was made in the first quarter at our LaRonde, Meliadine and Amaruq operations.  As a result, we expect to have a strong second half this year with quarterly gold production expected to return to levels similar to the fourth quarter of 2019.  Given the strong gold price and much weaker local currency environment than budgeted, we anticipate generating significant free cash flow in the second half of 2020.  In addition, our dividend has remained unchanged and we declared a quarterly dividend of $0.20 per share”, added Mr. Boyd.

Agnico Eagle’s Response to the COVID-19 Pandemic and the Impact on its Business

From the start of the pandemic the Company took immediate steps to ensure the safety and well-being of its employees.  In addition to enhanced screening, hygiene and physical distancing measures, where possible, many employees continue to work remotely.  For the northernmost operations, the Company began testing all its employees for COVID-19 as an additional level of protection against the transmission of the virus.  The Company expects many of these measures to remain in effect for several more months as it moves towards a new way of operating to ensure employees remain safe, comfortable in their work environment and productive.  Although there are additional costs associated with these measures, Agnico Eagle is working on ways to offset these costs moving forward into the second half of the year.

The more immediate impact of the COVID-19 pandemic has negatively affected gold production and unit costs in the first and second quarter of 2020 as seven of the Company’s eight mines were operating at much reduced activity levels at the same time.  The Company has recently begun to gradually ramp up and restart several of its mines allowing it to position the business to return to normal operating conditions.

The following summary outlines the impact of COVID-19 and the current status of the Company’s business:

First Quarter and Second Quarter of 2020 Gold Production and Unit Costs Negatively Impacted by COVID-19 Related Shutdowns

In March, the Company sent home its Nunavut-based workforce and reduced its mining activities at Meliadine and Amaruq.  In addition, the Company’s operations in Quebec were temporarily suspended for three weeks in March and April 2020.  Post the end of the first quarter of 2020, Agnico Eagle’s Mexican operations were also put on temporary suspension.  The Quebec operations progressively restarted on April 15, 2020 and the Mexican operations are expected to restart in early June 2020.  Other than a three-day shutdown of underground operations in March, the Kittila mine in Finland has remained in full operation throughout the COVID-19 pandemic.

As a result, quarterly gold production was lower and unit costs were higher than anticipated due to the temporary shutdowns and reduced mining activities.  Payable gold production2 in the first quarter of 2020 was 411,366 ounces (including pre-commercial production ounces of 2,974 (50% basis) at Canadian Malartic from the Barnat deposit) at production costs per ounce of $872, total cash costs per ounce3 of $836 and all-in sustaining costs per ounce4 (“AISC”) of $1,099.  Production in the first quarter of 2020 was affected by a nine-day shutdown of the Company’s Quebec operations, as mandated by the Quebec Government, and significantly reduced mining activities in Nunavut since March 19, 2020 related to COVID-19 precautionary measures.

2020 Gold Production and Unit Cost Guidance

Gold production for 2020 is expected to be 1.63 to 1.73 million ounces, compared to withdrawn guidance of 1.875 million ounces5.  This gold production guidance for 2020 was reduced due to impacts from COVID-19 related shutdowns.  The Company expects gold production to gradually ramp up in Quebec, Mexico and Nunavut in the second quarter of 2020 and average approximately 480,000 to 500,000 ounces per quarter in the second half

2 Payable production of a mineral means the quantity of a mineral produced during a period contained in products that have been or will be sold by the Company whether such products are shipped during the period or held as inventory at the end of the period.

3 Total cash costs per ounce is a non-GAAP measure and, unless otherwise specified, is reported on a by-product basis.  For a reconciliation to production costs and for total cash costs on a co-product basis, see “Reconciliation of Non-GAAP Financial Performance Measures” below.  See also “Note Regarding Certain Measures of Performance”.

4 All-in-sustaining costs per ounce is a non-GAAP measure and, unless otherwise specified, is reported on a by-product basis.  For a reconciliation to production costs and for all-in sustaining costs on a co-product basis, see “Reconciliation of Non-GAAP Financial Performance Measures” below.  See also “Note Regarding Certain Measures of Performance”.

5 On March 24, 2020, with the reduced production activity at the Quebec and Nunavut operations, together with the uncertainties with respect to future developments, including the duration, severity and scope of the COVID-19 pandemic and the measures taken to contain the pandemic, Agnico Eagle withdrew its full year 2020 production and cash costs guidance released on February 13, 2020.

of 2020.  The previous gold production guidance for 2021 and 2022 remains unchanged with a mid-point of 2.05 million and 2.10 million ounces, respectively.

Capital expenditures in 2020 are now forecast to be $690 million (compared to previous guidance of $740 million).  Total cash costs per ounce in 2020 are forecast to be $740 to $790 (compared to withdrawn guidance of $725 to $775).  Total cash costs per ounce are expected to be significantly lower in the second half of 2020 at $690 to $740 as a result of the expected increase in gold production.  AISC per ounce in 2020 are now forecast to be $1,025 to $1,075 (compared to previous guidance of $975 to $1,025).  The total cash costs per ounce and AISC per ounce guidance for 2020 were increased due to the substantial reduction in production caused by the temporary suspension of operating activities at seven of the Company’s mines, partially offset by favourable moves in foreign exchange rates.

Operational Updates

Prior to the impacts of COVID-19, the Company had made good progress in the first quarter of 2020 at the LaRonde, Meliadine and Amaruq mines in completing the planned work to improve operating conditions at these sites.  A summary of the status of these operations follows:

•                  Infrastructure upgrades completed in the West mine area at LaRonde — Since early January 2020, work has been ongoing to upgrade the ground support in the West mine area at LaRonde and production progressively resumed in this higher-grade area in late April 2020.  At LaRonde Zone 5 (“LZ5”), the Company is evaluating an expansion of the mining rate to 3,000 tonnes per day (“tpd”) (previous guidance of 2,800 tpd) and automated mucking and hauling has already exceeded the target of 15% of 2020 tonnage

•                  Mining activities in Nunavut expected to ramp up in the second quarter of 2020 — On March 19, 2020, the Company sent home its Nunavut based workforce and significantly reduced its mining activities at Meliadine and Amaruq.  To minimize the COVID-19 impact, the Company has changed the rotation of its employees to 28 days from 14 days.  Mining and milling activities at both operations are expected to progressively ramp up to full capacity in June 2020

•                  Meliadine — The crusher apron feeder, which failed in January 2020, has now been repaired.  Prior to the reduction in activities, the processing facility was operating at over 4,000 tpd.  At present, the mill is operating at approximately 85% capacity (approximately 3,500 tpd) from underground ore and stockpile, while the mining rate is at approximately 50% capacity (approximately 2,000 tpd).  During this period of reduced mining activity, work has focused on increased backfilling of stopes, equipment maintenance and water management

•                  Meadowbank Complex — During this period of reduced activities, the focus was on reducing the equipment maintenance backlog, development of the eastern portion of the Whale Tail pit and mining at approximately 50% capacity (approximately 50,000 tpd) to build stockpiles as milling activities were suspended in March 2020.  It is anticipated that the processing facility will restart in early to mid-June

First Quarter Financial and Production Highlights

In the first quarter of 2020, quarterly payable gold production was 411,366 ounces, which includes the pre-commercial gold production from the Barnat deposit at Canadian Malartic, compared to 398,217 ounces in the first quarter of 2019.

The higher level of gold production in the first quarter of 2020, when compared with the prior-year period, was primarily due to increased production at the Meliadine mine, which achieved commercial production in May 2019.  A detailed description of the production at each mine is set out below.

Production costs per ounce in the first quarter of 2020 were $872, compared to $727 in the prior-year period.  Total cash costs per ounce in the first quarter of 2020 were $836, compared to $623 in the prior-year period.

Production costs per ounce and total cash costs per ounce in the first quarter of 2020 increased when compared to the prior-year period primarily due to higher costs at the Meadowbank Complex and Meliadine mine which were still ramping up operations during the quarter, partially offset by higher gold production.

AISC in the first quarter of 2020 was $1,099 per ounce, compared to $836 in the prior-year period.  AISC in the first quarter of 2020 increased when compared to the prior-year periods primarily due to higher total cash costs per ounce and higher sustaining capital costs, partially offset by higher gold production.  A detailed description of the cost performance of each mine is set out below.

Production and costs in the first quarter of 2020 were negatively impacted by the COVID-19 shutdowns as previously discussed.

Cash Position and Financial Flexibility are Strong; Credit Rating Upgraded

Cash and cash equivalents and short-term investments increased to $1,263.4 million at March 31, 2020, from the December 31, 2019 balance of $327.9 million, primarily as a result of the drawdown on the Company’s unsecured revolving bank credit facility, as discussed below.  Not including the drawdown on the Company’s unsecured revolving bank credit facility, cash and cash equivalents and short-term investments decreased to $263.4 million at March 31, 2020, from the December 31, 2019 balance of $327.9 million.

In March 2020, the Company drew down $1.0 billion on its $1.2 billion unsecured revolving bank credit facility as a cautionary measure given the current uncertainty with respect to the COVID-19 pandemic.  Based on current market conditions and the timing of the ramp up of its mines, the Company repaid $500 million outstanding on its credit facility at the end of April 2020.  The remaining $500 million drawn under the credit facility is expected to be repaid in the second half of 2020.

On April 7, 2020, the Company entered into a note purchase agreement with certain institutional investors, providing for the issuance of $200 million of notes with a weighted average maturity of 11 years and a weighted average interest rate of 2.83%.  The other terms of the notes are substantially the same as the terms of the existing outstanding notes of the Company.  The Company used the proceeds from this note offering to repay a portion of its $360 million 6.67% Series B senior notes that were due on April 7, 2020.  The remaining balance of the senior notes was repaid with the Company’s existing cash balances.

During the first quarter of 2020, DBRS Morningstar upgraded the Company’s investment grade credit rating to BBB from BBB (low) and changed the trend to Stable from Positive, reflecting the Company’s strong financial risk profile.  Additionally in April 2020, Fitch Ratings issued its inaugural credit rating for Agnico Eagle, assigning a rating of BBB with a Stable Outlook considering the Company’s strong credit and growing production profile.  These ratings have reduced funding costs on the Company’s credit facility.

During the first quarter of 2020, the Company opportunistically increased its currency and diesel hedge positions to support its key input costs used in budgeting and mine planning assumptions.  As of March 31, 2020, approximately 56% of the Company’s remaining 2020 Canadian dollar exposure is hedged at an average floor price of approximately 1.34 C$/US$ and approximately 20% of the Company’s 2021 Canadian dollar exposure is hedged at an average floor price of approximately 1.37 C$/US$.

As of March 31, 2020, approximately 42% of the Company’s remaining 2020 Mexican peso exposure is hedged at an average floor price of approximately 20.30 MXP/US$ and approximately 40% of the Company’s 2021 Mexican peso exposure is hedged at an average floor price of approximately 21.30 MXP/US$.  Approximately 10% of the Company’s remaining 2020 Euro exposure is hedged at an average floor price of approximately 1.13 US$/EUR.  All of these hedge positions compare favourably to the Company’s assumptions of 1.30 C$/US$, 18.00 MXP/US$ and 1.15 US$/EUR provided in the news release dated February 13, 2020.

As of March 31, 2020, over 90% of the Company’s remaining diesel exposure relating to its Nunavut operations for 2020 is hedged ahead of its assumption of C$0.85 per litre (excluding transportation costs) used in preparation of its 2020 guidance by approximately 15%.  In addition, approximately 35% and 20% of the Company’s 2021 and 2022 diesel exposure, respectively, relating to its Nunavut operations is similarly hedged at prices significantly ahead of 2020 guidance and mine planning assumptions.  As of March 31, 2020, the mark-to-market valuation of the total currency and diesel hedge positions resulted in an unrealized loss of approximately $38.4 million ($22.1 million, net of tax), which was excluded from normalized earnings.  The Company will continue to monitor market conditions and anticipates continuing to add to its operating currency and diesel hedges to support its key input costs.

Capital Expenditures

Total capital expenditures (including sustaining capital) for the full year 2020 are now forecast to be approximately $690 million (compared to previous guidance of $740 million).  The capital expenditure guidance for 2020 was reduced primarily due to a decrease in underground development costs at various operations due to temporary COVID-19 shutdowns (approximately $14 million) and the deferral of development costs associated with the Amaruq underground project (approximately $10 million).  In addition, the Kittila shaft expansion has been delayed for at least three months due to contractor travel restrictions related to the COVID-19 pandemic (which is expected to result in a decrease in capital expenditures in 2020 of approximately $6 million).  The foreign exchange benefit of weakening local currencies also reduced the expected 2020 capital expenditure guidance.

During the first quarter of 2020, the Company incurred additional capital expenditures relating to the repurchase of a 2% net smelter return royalty on the Hammond Reef project ($12 million).  These additional capital expenditures were offset by the foreign exchange benefit of weakening local currencies previously mentioned.

The Company continues to evaluate opportunities to decrease capital expenditures further in 2020.

The following table sets out capital expenditures (including sustaining capital) in the first quarter of 2020.

Capital Expenditures

(In thousands of US dollars)

Three Months Ended
March 31, 2020
Sustaining Capital
LaRonde Complex	$15,054
Canadian Malartic mine	12,264
Meadowbank Complex	13,587
Meliadine mine	9,056
Kittila mine	7,417
Goldex mine	6,379
Pinos Altos mine	4,782
Creston Mascota mine	—
La India mine	3,709
Total Sustaining Capital	$72,248

Development Capital
LaRonde mine	$5,275
LaRonde Zone 5	—
Canadian Malartic mine	4,384
Meadowbank Complex	17,203
Amaruq underground project	5,166
Meliadine mine	14,483
Kittila mine	25,781
Goldex mine	3,221
Pinos Altos mine	883
Creston Mascota mine	—
La India mine	1,170
Other	13,504
Total Development Capital	$91,070
Total Capital Expenditures	$163,318

2020 Production and Cost Guidance

As a result of the impact of the COVID-19 pandemic to Agnico Eagle’s operations, the Company is providing new 2020 production and cost guidance, which is set out below.  The new guidance is based on the following currency and commodity price assumptions:

New Guidance Assumptions	Withdrawn Guidance Assumptions
1.38 C$/US$	1.30 C$/US$
1.12 US$/EUR	1.15 US$/EUR
22.00 MXP/US$	18.00 MXP/US$
Silver Price $12/oz	Silver Price $17.50/oz
Zinc Price $0.85/lb	Zinc Price $1.10/lb
Copper Price $2.40/lb	Copper Price $2.75/lb

Gold Production

Total gold production for 2020 is expected to be 1.63 to 1.73 million ounces (including pre-commercial production from the Barnat deposit at Canadian Malartic and the Meliadine Phase 2 expansion), compared to withdrawn guidance of 1.875 million ounces.  The gold production guidance for 2020 was reduced due to impacts from COVID-19 related shutdowns.  The Company expects gold production to gradually ramp up in Quebec, Mexico and Nunavut in the second quarter of 2020 and average approximately 480,000 to 500,000 ounces per quarter in the second half of 2020.  The production guidance assumes the return to normal operations by July 1, 2020, however, there could be additional measures relating to the COVID-19 pandemic that could negatively affect productivity at the Company’s mining operations.  The previous gold production guidance for 2021 and 2022 remains unchanged with a mid-point of 2.05 million and 2.10 million ounces, respectively.

Total Cash Costs and AISC

Total cash costs per ounce in 2020 are now forecast to be $740 to $790 (compared to withdrawn guidance of $725 to $775), and AISC per ounce in 2020 are now forecast to be $1,025 to $1,075 (compared to previous guidance of $975 to $1,025).  The total cash costs per ounce and AISC per ounce guidance for 2020 were increased due to the substantial reduction in production caused by the temporary suspension of operating activities at seven of the Company’s mines, partially offset by favourable moves in foreign exchange rates.  Total cash costs per ounce are expected to be significantly lower in the second half of 2020 at $690 to $740 as a result of the expected increase in gold production.  AISC per ounce in the second half of 2020 is expected to be between $960 and $1,010.  The total cash costs per ounce and AISC per ounce guidance assumes the return to normal operations by July 1, 2020; however, there could be additional measures relating to the COVID-19 pandemic that could negatively impact cost performance and productivity at the Company’s mining operations.

Exploration

The Company expects total exploration expenditures to be reduced by approximately $15 million for the full year 2020 (as compared to previous guidance), as a result of the temporary suspension of exploration activities.

Depreciation

The Company now expects its 2020 depreciation and amortization expense to be between $600 and 650 million (compared to previous guidance of between $625 and $675 million).

General and Administrative

The Company expects general and administrative costs to be reduced by approximately 5% to 10% for the full year 2020, when compared to prior guidance of $110 to $130 million (including share-based compensation), and continues to evaluate opportunities for further cost reductions.

Taxes

Income and mining taxes expense for the first quarter of 2020 was $44.9 million, or an effective tax rate of 193%.  The tax rate was impacted by the revaluation of tax pools based in local currencies and the distribution of earnings by jurisdiction in the first quarter of 2020.  The Company anticipates the overall effective tax rate to normalize over the second half of 2020 to the previous guidance range of approximately 40% to 45% for the full year 2020.

COVID-19 Response

Agnico Eagle is closely monitoring developments around the outbreak of COVID-19.  The Company’s priority is to protect the health and safety of our employees and communities while providing a safe work environment.

Set out below are some of the actions Agnico Eagle has taken to help prevent the spread of COVID-19 and maintain a safe work environment:

Protecting Employees

•                  Screening procedures have been implemented at all sites to ensure that people exhibiting symptoms, who have travelled recently or who were in close contact with a confirmed or probable COVID-19 case, go into self-isolation to prevent the potential spread of the virus.  Prior to entering each site, employees, contractors and suppliers are screened by testing their temperature and conducting a questionnaire to reduce the risk of transmission of COVID-19 once on site

•                  All of the Company’s sites have increased the frequency and standard of cleaning and disinfection services.  Extra hand-washing and sanitizing stations have been provided for ease of use by employees, with compulsory use at some locations (e.g.: prior to site entrance); enhanced cleaning protocols and hygiene measures have been put in place in lunchrooms, change areas, workplaces and equipment

•                  Modifications at the Company’s mining operations have been implemented to facilitate physical distancing.  Some examples include schedule changes, limiting the number of people in transports and common areas, the installation of barriers or safety-tape delineating zones and spaces for employees to adhere to and the installation of physical barriers between employees such as plexiglass and plastic curtains

•                  Given the remote nature of the Nunavut operations, the Company has set up a mobile laboratory for on-site testing for COVID-19 at these sites.  A mobile health unit arrived at Meliadine in early April 2020 with a team of medical experts capable of testing employees and contractors for COVID-19.  The laboratory can confirm if a person tests positive for COVID-19 even if the individual does not show any symptoms, ultimately helping to protect our employees and local communities.  The laboratory has met all the requirements equivalent or beyond other laboratories doing COVID-19 testing across Canada.  As of the date of this press release, employees at our Meadowbank and Meliadine sites have tested negative.  At rotation change, the new crew is tested upon arrival at site.  While testing allows for an additional level of screening, all other social distance and hygiene measures remain in place

•                  In Finland, employees at the Kittila mine were asked by the Municipality of Kittila and the Infection Control Unit of the Lapland Hospital District to participate in a COVID-19 study for the region of Lapland in an effort to help the region fight the pandemic.  This voluntary program offered COVID-19 testing to every Agnico Eagle Finland employee to help analyze the distribution of infections and detect possible transmission chains.  One employee tested positive for COVID-19 in March.  Since that time, all employees at Kitilla who have participated in the COVID-19 study have tested negative

•                  The Company’s corporate and regional offices were closed and employees were asked to work from home.  At the operations, employees whose work does not require sustained site presence were also asked to work from home

Protecting Communities

•                  The Company donated safety equipment, such as N95 masks and protective gloves, to health services, funds to regional food banks and help centres, food hampers to needy families in communities near our operations and supplies to help clean and disinfect public areas within communities, along with supporting other initiatives where the need is greatest

•                  On March 19, 2020, after extensive discussions with community leaders, the Company decided to send its entire Nunavut-based workforce home to reduce the chance of the virus spreading to the local communities.  The Company’s Nunavut-based employees live in remote communities with a health care system that has limited capacity to face the challenges associated with managing COVID-19, and consequently their communities are more vulnerable to the potential effects of the virus

Protecting Operations

•                  Agnico Eagle’s Mexico operations are currently on a government mandated temporary suspension and the Company’s Nunavut mines are operating at reduced activity levels.  The Kittila mine is operating normally.  The Company’s Quebec mining operations are continuing to ramp up after a period of approximately three weeks on temporary suspension following the Government of Quebec’s decision that mining operations would be added to the list of priority activities and services permitted to operate beginning on April 15, 2020.  The Company has suspended all exploration drilling activities in response to the COVID-19 pandemic and placed exploration offices on a temporary suspension status.  A more detailed COVID-19 update for each region is set out below

•                  The Company continues to promote safety and hygiene at its operations while preparing to ramp back up to full production safely and efficiently when the time is right.  In doing so, the Company works closely with the authorities (i.e. public health and government ministries) and mining associations

•                  All non-essential visits to the Company’s operations have been suspended

•                  Globally, the Company’s response protocols have been updated to ensure that if an employee has tested positive for COVID-19 while working or was recently in the workplace before testing positive, clear procedures on sanitizing the workplace and common areas are outlined along with how to inform and monitor others that the employee has been in close contact with.  If the employee is at one of the Company’s remote locations, procedures are in place to isolate the individual and transport them safely for testing and treatment

Supply Chain Impact

•                  The Company has seen minimal impact to its supply chains for its operations.  The Company has sufficient stock of critical components and has worked closely with its key suppliers to secure future orders of materials.  The Company is closely monitoring its supply chain for potential risks

Costs Related to the Suspension and/or Reduction of Activities

•                  As previously mentioned, in March 2020, Agnico Eagle decided to reduce its workforce at the Meliadine mine and the Meadowbank Complex in response to the COVID-19 pandemic.  These mines are operating at reduced levels and are expected to return to full operation in the second half of 2020.  The costs relating to the reduced workforce amount to $0.6 million in March 2020 and are expected to be approximately $2.8 million for April 2020

•                  The Government of Quebec issued an order to close all non-essential business as of March 23, 2020 which resulted in the suspension of the Company’s Quebec mining operations for approximately one week in March 2020 and approximately two weeks in April 2020.  Activities were minimized during the period while still ensuring the integrity of the infrastructure.  The costs associated with the temporary suspension amount to $3.3 million in March 2020 and are expected to be approximately $7.3 million in the second quarter of 2020

•                  The Government of Mexico mandated that all non-essential businesses, including mining and exploration, temporarily suspend operations from March 30, 2020 to May 30, 2020.  Activities at the Company’s Mexico operations have been minimized during this period and only activities ensuring the sustainability of the infrastructure are being maintained.  The costs associated to the suspension are expected to be approximately $6.6 million in the second quarter of 2020

Agnico Eagle will continue to maintain high standards in order to provide a healthy and safe working environment at each of its operations.  The Company will continue to follow the situation closely to respond promptly as needed.

Dividend Record and Payment Dates for the Second Quarter of 2020

Agnico Eagle’s Board of Directors has declared a quarterly cash dividend of $0.20 per common share, payable on June 15, 2020 to shareholders of record as of June 1, 2020.  Agnico Eagle has declared a cash dividend every year since 1983.

Expected Dividend Record and Payment Dates for 2020

Record Date	Payment Date
June 1*	June 15*
August 31	September 15
November 25	December 15

*Declared

Dividend Reinvestment Plan

Please see the following link for information on the Company’s dividend reinvestment plan: Dividend Reinvestment Plan

First Quarter 2020 Results Conference Call and Webcast Tomorrow

Agnico Eagle’s senior management will host a conference call on Friday, May 1, 2020 at 8:30 AM (E.D.T.) to discuss the Company’s first quarter financial and operating results.

Via Webcast:

A live audio webcast of the conference call will be available on the Company’s website www.agnicoeagle.com.

Via Telephone:

For those preferring to listen by telephone, please dial 1-647-427-7450 or toll-free 1-888-231-8191.  To ensure your participation, please call approximately five minutes prior to the scheduled start of the call.

Replay Archive:

Please dial 1-416-849-0833 or toll-free 1-855-859-2056, access code 3299663.  The conference call replay will expire on June 1, 2020.

The webcast, along with presentation slides, will be archived for 180 days on the Company’s website.

Annual Meeting

The Company’s Annual and Special Meeting of Shareholders (the “AGM”) will begin on Friday, May 1, 2020, at 11:00 AM (E.D.T.).  Due to the continuing public health impact of the COVID-19 pandemic, and having regard to the health and safety of the Company’s employees and shareholders, as well as public health guidelines to limit gatherings of people, the AGM will be held in a virtual only meeting format.  You will not be able to attend the AGM in person.  The Company expects to revert back to an in-person annual meeting in future years after public health conditions have improved.

For details on how to attend, communicate and vote at the virtual AGM, please see the Company’s news release dated April 9, 2020 as well as the additional materials filed under the Company’s profile on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.  Shareholders who have questions about voting their shares or attending the AGM may contact Investor Relations by telephone at 416.947.1212, by toll-free telephone at 1.888.822.6714 or by email at info@agnicoeagle.com.

NORTHERN BUSINESS REVIEW

ABITIBI REGION, QUEBEC

Agnico Eagle is currently Quebec’s largest gold producer with a 100% interest in the LaRonde Complex (which includes the LaRonde and LaRonde Zone 5 mines) and the Goldex mine and a 50% interest in the Canadian Malartic mine.  These mines are located within 50 kilometres of each other, which provides operating synergies and allows for the sharing of technical expertise.

On March 23, 2020, the Government of Quebec ordered all non-essential businesses to close in response to the COVID-19 pandemic.  Pursuant to this order, mining operations were directed to minimize their activities, causing a meaningful reduction in the first quarter and second quarter of 2020 production and a corresponding increase in unit production costs.  As a result, the Company’s operations in the Abitibi region of Quebec (the LaRonde Complex, the Goldex mine and the Canadian Malartic mine (50%)) were temporarily suspended.  In mid-April 2020, the restrictions on mining activities were lifted by the Government of Quebec and the Company’s mining operations in the Abitibi region resumed in a progressive and gradual manner on April 15, 2020.

LaRonde Complex — Ground Support Upgrades Completed in the West Mine Area and Production in this Area Resumed in Late April 2020; the LaRonde Mill Restarted on April 29, 2020; Increased Daily Production Expected at LZ5

The 100% owned LaRonde mine in northwestern Quebec achieved commercial production in 1988.  The Company acquired the LZ5 project in 2003.  The LZ5 property lies adjacent to and west of the LaRonde mine and previous operators exploited the zone by open pit.  The LZ5 project achieved commercial production in June 2018.

LaRonde Complex — Operating Statistics

	Three Months Ended	Three Months Ended
	March 31, 2020	March 31, 2019
Tonnes of ore milled (thousands of tonnes)	657	728
Tonnes of ore milled per day	7,220	8,089
Gold grade (grams per tonne (“g/t”))	3.48	4.10
Gold production (ounces)	69,687	90,421
Production costs per tonne (C$)	$63	$123
Minesite costs per tonne (C$)	$108	$104
Production costs per ounce of gold produced ($ per ounce):	$465	$746
Total cash costs per ounce of gold produced ($ per ounce):	$716	$515

Production costs per tonne in the first quarter of 2020 decreased when compared to the prior-year period primarily due to the timing of unsold concentrate inventory, partially offset by lower throughput levels.  Production costs per ounce in the first quarter of 2020 decreased when compared to the prior-year period due to the reasons described above, partially offset by lower gold production.

Minesite costs per tonne in the first quarter of 2020 increased when compared to the prior-year period primarily due to lower throughput levels.  Total cash costs per ounce in the first quarter of 2020 increased when compared to the prior-year period due to lower gold production and lower by-product metal revenue.

Gold production in the first quarter of 2020 decreased when compared to the prior-year period primarily due to the delay in accessing higher grade ore from the West mine area as additional ground support work was being completed in the first quarter of 2020 and as a result of the temporary suspension of operations ordered by the Government of Quebec on March 23, 2020.

Mining operations at the LaRonde Complex progressively restarted on April 15, 2020 after the Government of Quebec permitted mining activities to resume.  The LaRonde mill circuit restarted on April 29, 2020 and the LZ5 mill circuit is expected to restart on May 2, 2020.  Stockpiles are expected to be increased and maintenance work will be executed during the ramp up period.

Production and unit costs are expected to return to more normalized levels in the third and fourth quarters of 2020 (approximately 90,000 ounces of gold per quarter) as higher grade ore is extracted from the West mine area.  The production and cost guidance assumes the return to normal operations (total mill throughput of 8,500 tpd for the complex) by July 1, 2020, however, there could be additional requirements relating to the COVID-19 pandemic that could impact productivity and costs at the LaRonde Complex mining operations.

LaRonde Mine

As discussed in previous news releases, the risks of more frequent and larger seismic events has increased as the Company mines deeper at LaRonde.  Over the years, the Company has continued to adapt and manage this risk.  In early December 2019, the Company saw an increase in seismicity in the West mine area outside of normal protocols.  In addition, as development has progressed in the West mine area, additional geological structures (faulting and fracturing) have been recognized.  This information has now been incorporated into a revised ground support plan for the West mine area.

This revised plan has been developed to ensure the safety of the Company’s employees, secure the higher-grade orebody to the west and preserve existing mine infrastructure in the area.  To implement this plan, mining activity in the West mine was temporarily suspended in mid-December 2019 and refocused in the East mine area.

During the first quarter of 2020, the Company reinforced ground support in the West mine infrastructure and began development activities in March 2020.  Mining activities resumed in the West mine in late April 2020 and the Company will continue to adapt ground support on production levels.  Seismicity is expected to continue but ground support will be better adapted to manage stress levels.

In 2020, approximately 12% of the tonnage mined at the LaRonde Complex is expected to be from the West mine area with the production rate expected to ramp up to approximately 1,000 tpd in the fourth quarter of 2020.

The Company continues to test automated equipment at the LaRonde mine.  During the first quarter of 2020, the Company began testing an automated production drill.

Infrastructure continues to be developed to provide further access to mine LaRonde 3 and construction of the level 308 East mine cooling plant is ongoing.  Development activities are expected to resume on the access ramp to LaRonde 11-3 in May 2020.  Production activities are expected to begin at this zone in 2022.

In 2020, the Company will continue to evaluate previously unexplored target areas at the LaRonde Complex with a focus on Zone 6 and the 20N Zone.  In the first quarter of 2020, exploration drilling encountered favourable mineralization in the 20N Zinc South lens, which had previously been mined at shallower levels in the mine.  Assay results are pending and additional holes are planned for this area.  Compilation of historic data from the entire Bousquet property is also continuing.

LZ5

Continued productivity improvements and successful automation implementation (autonomous mucking and hauling) led to an increase in daily tonnage during the first quarter of 2020.  Production in the third quarter of 2020 is forecast to increase to 3,000 tpd (compared to previous guidance of 2,800 tpd).

In 2020, the Company will continue to test and refine automated mining techniques at LZ5.  The goal is to increase the tonnage mined remotely to greater than 15% of the total tonnes mined in 2020.  During the first quarter of 2020, LZ5 achieved the goal of exceeding 15% of total tonnes mined remotely and achieved a new daily record with 2,200 tpd mined with the automated fleet.

Given the success in mining the upper portions of the LZ5 deposit (from surface to 330 metres), mining activities will be extended to 480 metres starting in 2020.  The Company is also evaluating the potential to develop deeper portions of LZ5 (480 metres to 700 metres) and potentially mine portions of the neighboring Ellison property from the LZ5 underground infrastructure.

Canadian Malartic Mine — Productivity Impacted by Increase in Remote Mining; Development of Barnat Deposit Progressing on Schedule

In June 2014, Agnico Eagle and Yamana Gold Inc. (“Yamana”) acquired Osisko Mining Corporation and created the Canadian Malartic General Partnership (the “Partnership”).  The Partnership owns and operates the Canadian Malartic mine in northwestern Quebec through a joint management committee.  Each of Agnico Eagle and Yamana has a direct and indirect 50% ownership interest in the Partnership.  All volume numbers in this section reflect the Company’s 50% interest in the Canadian Malartic mine, except as otherwise indicated.

Canadian Malartic Mine — Operating Statistics

All metrics exclude pre-commercial production tonnes and ounces

	Three Months Ended	Three Months Ended
	March 31, 2020	March 31, 2019
Tonnes of ore milled (thousands of tonnes) (100%)	4,642	5,035
Tonnes of ore milled per day (100%)	53,979	55,944
Gold grade (g/t)	0.94	1.18
Gold production (ounces)	61,789	83,670
Production costs per tonne (C$)	$28	$26
Minesite costs per tonne (C$)	$27	$25
Production costs per ounce of gold produced ($ per ounce):	$787	$595
Total cash costs per ounce of gold produced ($ per ounce):	$734	$572

Production costs per tonne in the first quarter of 2020 increased when compared to the prior-year period primarily due to the timing of unsold inventory, higher contractor costs and lower throughput levels.  Production costs per ounce in the first quarter of 2020 increased when compared to the prior-year period due to the reasons described above and lower gold production.

Minesite costs per tonne in the first quarter of 2020 increased when compared to the prior-year period due to the reasons described above.  Total cash costs per ounce in the first quarter of 2020 increased when compared to the prior-year period due to the reasons described above.

Gold production in the first quarter of 2020 decreased when compared to the prior-year period primarily due to lower grades resulting from less flexibility in the mining sequence as a result of increased remote mining activity and the temporary suspension of operations ordered by the Government of Quebec on March 23, 2020.  This resulted in lower volumes of higher grade ore being mined from the pit and additional draw down of lower grade stockpiles.  Pre-commercial production in the first quarter of 2020 from the Barnat deposit was 2,974 ounces of gold.

During the first quarter of 2020, mining activities at the Barnat deposit continued to progress as planned.  Overburden stripping is on schedule and the first crown pillar was blasted in March 2020.  Mining activities at the Barnat deposit are expected to continue to ramp up during 2020.

Mining operations at Canadian Malartic progressively restarted on April 15, 2020 after the Government of Quebec permitted mining activities to resume.  Milling activities resumed on April 17, 2020.  Mill throughput since April 22, 2020, has been at 60,000 tpd with gold grades ranging from 0.65 to 0.70 g/t as low grade stockpile is being processed along with run-of-mine ore.  As full mining activities ramp up, the mill is expected to return to budgeted grades by June 2020.

The Partnership is evaluating the current maintenance schedule to utilize a lower number of workers due to COVID-19 measures.  This could result in several smaller staged maintenance shutdowns in the second quarter of 2020.  A ten-day scheduled shutdown in June has been accounted for in the revised guidance to consider these new hygiene procedures.

As part of ongoing stakeholder engagement, the Partnership has completed discussions with four First Nations groups concerning a collaboration agreement.  Given ongoing considerations with respect to the COVID-19 pandemic, the Partnership will announce the results of these discussions at a later time.  As with the Good Neighbour Guide and other community relations efforts at Canadian Malartic, the Partnership is working collaboratively with stakeholders to establish cooperative relationships that support the long-term potential of the mine.

Drilling at the East Gouldie Zone Focused on Infilling and Expanding Known Mineralization; Regional Exploration Tests Near-Surface Targets

The Canadian Malartic property, together with the Rand Malartic and Midway properties, cover in excess of 25 kilometres along the Cadillac-Larder Lake deformation zone.

At underground depths east of the Canadian Malartic/Barnat open pit, 14 drill intercepts totalling 18,700 metres (on a 100% basis) intersected the East Gouldie Zone during the first quarter of 2020.  Five rigs were drilling at a spacing of 150 metres to increase the level of confidence in the overall grade, tonnage and geometry of the mineralization at East Gouldie, while two rigs focused on expanding the zone at depth and along strike.

An extensive drill program in 2019 allowed for the declaration of initial inferred mineral resources at East Gouldie of 1.4 million ounces of gold (12.8 million tonnes grading 3.34 g/t gold) (reflecting Agnico Eagle’s 50% interest), as of December 31, 2019.

In the regional exploration campaign during the first quarter of 2020, five drill rigs completed an additional 41 drill holes for 15,200 metres (100% basis) to test near-surface targets on the Partnership’s Rand Malartic and Goldfield/Midway properties, as well as a deep extension target at the East Amphi property.

Goldex — Solid Operating Results Driven by Strong Rail-Veyor Performance and Higher Tonnage from the South Zone

The 100% owned Goldex mine in northwestern Quebec began production from the M and E zones in September 2013.  Commercial production from the Deep 1 Zone commenced on July 1, 2017.

Goldex Mine — Operating Statistics

	Three Months Ended	Three Months Ended
	March 31, 2020	March 31, 2019
Tonnes of ore milled (thousands of tonnes)	657	655
Tonnes of ore milled per day	7,220	7,278
Gold grade (g/t)	1.75	1.77
Gold production (ounces)	33,883	34,454
Production costs per tonne (C$)	$40	$39
Minesite costs per tonne (C$)	$39	$39
Production costs per ounce of gold produced ($ per ounce):	$589	$554
Total cash costs per ounce of gold produced ($ per ounce):	$558	$558

Production costs per tonne in the first quarter of 2020 were essentially the same when compared to the prior-year period.  Production costs per ounce in the first quarter of 2020 increased when compared to the prior-year period primarily due to the timing of unsold inventory and slightly lower gold production.

Minesite costs per tonne in the first quarter of 2020 were the same when compared to the prior-year period.  Total cash costs per ounce in the first quarter of 2020 were the same when compared to the prior-year period.

Gold production in the first quarter of 2020 decreased slightly when compared to the prior-year period primarily due to the temporary suspension of operations ordered by the Government of Quebec on March 23, 2020, which was partially offset by the increased production resulting from the utilization of the Rail-Veyor system.  The utilization of the Rail-Veyor continues to improve with a new quarterly performance record for hauled tonnage of approximately 7,144 tpd (based on 82 days of operation in the first quarter of 2020).

A new underground Rail-Veyor maintenance facility is expected to be completed in the second quarter of 2020.  This new facility is expected to have a positive impact on future Rail-Veyor productivity.

Mining operations at Goldex progressively restarted on April 15, 2020 after the Government of Quebec permitted mining activities to resume.  Milling activities resumed in late April 2020.

Mining in the South Zone continued in the first quarter of 2020.  Stopes mined to date continue to show better grades than anticipated and have confirmed dilution and recovery assumptions.  The South Zone consists of quartz veins that have higher grades than those in the primary mineralized zones at Goldex.  In the first quarter of 2020, mining rates at the

South Zone were better than expected, averaging approximately 497 tpd over the 82 days of operation.  Mining rates at the South Zone are expected to ramp up to 750 tpd in the fourth quarter of 2020 (averaging approximately 500 tpd for the full year 2020).  The Company continues to evaluate the potential for the South Zone to provide additional incremental ore feed to the Goldex mill.

Drilling at the Deep 2 Zone continued in the first quarter of 2020 and continues to focus on areas below the current mineral reserve limit of Level 130.

Kirkland Lake Project — Drilling at Upper Beaver in the First Quarter of 2020 Focused on Investigating Near-Surface Mineralization and Converting Inferred Mineral Resources at Depth

The Kirkland Lake project in northeastern Ontario covers approximately 25,506 hectares (approximately 35 kilometres long by 17 kilometres wide).

Exploration drilling continued in the first quarter of 2020 with 19 drill holes totalling 5,400 metres.  At the project’s Upper Beaver deposit, drilling was carried out to investigate the near-surface, crown pillar portion of the deposit for its geotechnical properties in preparation for an internal evaluation.  Deeper drilling was also initiated at the Upper Beaver deposit between 1,000 metres and 1,400 metres depth with the aim of converting inferred mineral resources that could enhance the project’s economics.

The Company continues to investigate various opportunities and potential synergies in terms of engineering concepts for future development of the project’s Upper Beaver and Upper Canada deposits.

NUNAVUT REGION

Agnico Eagle has identified Nunavut as a politically attractive and stable jurisdiction with enormous geological potential.  With the Company’s Meliadine mine and Meadowbank Complex (including the Amaruq satellite deposit at Meadowbank) and other exploration projects, Nunavut has the potential to be a strategic operating platform for the Company with the ability to generate strong gold production and cash flows over several decades.

On March 19, 2020, following the declaration of a state of public health emergency relating to COVID-19 by the Government of Nunavut, the Company took action to isolate its Nunavut operations from local communities with the aim of minimizing any risk of the virus spreading to these communities.  As part of these isolation protocols, designed to reduce the risk to the people of Nunavut, the Company sent all of its Nunavut based work force (employees and contractors) home from the Meliadine and Meadowbank operations as well as the exploration projects.

The Company has instituted a number of additional protocols to ensure the continued safety of its employees and the communities.  These include:

•                  All employees are on site on a voluntary basis

•                  Increased pre-screening measures for all employees before flying to site

•                  Isolation of the mine sites from the communities

•                  Changing the shift rotation (now 28 days on site versus the usual 14 days)

•                  Continuous COVID-19 testing of all Agnico Eagle employees upon arrival at both sites.  A testing strategy for longer-term sustained operations is in development

Beyond increased safety and isolation protocols, the Company has taken additional steps to support the local communities during this difficult time, including:

•                  458 hampers containing food and other essential supplies distributed monthly to families in need in seven communities

•                  Hygiene, medical and PPE supplies have been sent to Rankin Inlet and Baker Lake.  Working with Naujaat and Whale Cove to provide similar support

•                  Financially supporting local radio stations in Baker Lake and Rankin Inlet to allow them to maintain essential communication service during this difficult time

•                  Continuing to pay salaries and health benefits of Nunavut based employees sent home as a result of isolation protocols

Since March 19, 2020, the Company has continued to operate the Meliadine mine and the Meadowbank Complex with a reduced workforce, albeit at reduced operating levels.  In collaboration with the Nunavut authorities, the Company is evaluating plans to re-integrate its Nunavut based employees back into the operations as soon as conditions permit.  However, this will be done only with the support of local authorities, on a voluntary basis, and without compromising the safety of these employees or their communities.  Current operational plans call for a ramp up in activities during the second quarter of 2020 and a return to full operations in the second half of 2020.

Meadowbank Complex — Continued Ramp Up of Mining Activities Through the Second Quarter of 2020; Milling Expected to Resume in June

The 100% owned Meadowbank Complex is located approximately 110 kilometres by road north of Baker Lake in the Kivalliq District of Nunavut, Canada.  The complex consists of the Meadowbank mine and mill and the Amaruq satellite deposit, which is located 50 kilometres northwest of the Meadowbank mine.  The Meadowbank mine achieved commercial production in March 2010, and most mining activities were completed in the fourth quarter of 2019.

The Amaruq mining operation uses the existing infrastructure at the Meadowbank minesite (mining equipment, mill, tailings, camp and airstrip).  Additional infrastructure has also been built at the Amaruq site (truck shop/warehouse, fuel storage and an additional camp facility).  Amaruq ore is transported using long haul off-road type trucks to the mill at the Meadowbank site for processing.  The Amaruq satellite deposit achieved commercial production on September 30, 2019.

Meadowbank Complex — Operating Statistics*

	Three Months Ended	Three Months Ended
	March 31, 2020	March 31, 2019
Tonnes of ore milled (thousands of tonnes)	579	628
Tonnes of ore milled per day	6,363	6,978
Gold grade (g/t)	2.86	2.28
Gold production (ounces)	49,341	43,502
Production costs per tonne (C$)	$206	$88
Minesite costs per tonne (C$)	$186	$86
Production costs per ounce of gold produced ($ per ounce):	$1,811	$963
Total cash costs per ounce of gold produced ($ per ounce):	$1,644	$910

* Operating statistics for the first quarter of 2020 relate to production from the Amaruq satellite deposit while the operating statistics for the prior-year period relate to production from the Meadowbank mine

Production costs per tonne in the first quarter of 2020 increased when compared to the prior-year period primarily due to the timing of unsold inventory, higher contractor and maintenance costs, lower throughput levels and higher stripping costs as the Complex transitioned to the Amaruq satellite deposit. Production costs per ounce in the first quarter of 2020 increased when compared to the prior-year period due to the reasons described above, partially offset by higher gold production.

Minesite costs per tonne in the first quarter of 2020 increased when compared to the prior-year period primarily due to higher contractor and maintenance costs, lower throughput levels and higher stripping costs as the Complex transitioned to the Amaruq satellite deposit.  Total cash costs per ounce in the first quarter of 2020 increased when compared to the prior-year period due to the reasons described above, partially offset by higher gold production.

Gold production in the first quarter of 2020 increased when compared to the prior-year period due to higher grades, partially offset by lower throughput as the Complex transitioned to the Amaruq satellite deposit.

The ramp up of production activities at Amaruq in the first quarter of 2020 continued to improve over the fourth quarter of 2019.  Daily production targets have been achieved periodically, but operations during the first quarter of 2020 were hampered by lower equipment availabilities as well as the reduction of staffing levels related to COVID-19 measures implemented in Nunavut in March.

Access to ore was also affected by lake bed sediments in a portion of the pit.  The broken muck inventory at the end of the first quarter of 2020 was approximately 1.2 million tonnes, which was in line with the Company’s expectations.

Progress continued to be made in catching up on the maintenance backlog.  The long haul operation was shut down on March 25, 2020 due to a reduced workforce as result of COVID-

19 measures.  Cost performance was impacted by the smaller workforce, and the resultant reduction in operating efficiencies during the second half of March.  Cost pressures are expected to increase in the second quarter of 2020, but improve materially in the second half of the year.

The mine site exploration priority is to discover another open pit orebody in the vicinity of the Meadowbank Complex (from Baker Lake to Amaruq) and to increase confidence in the inferred mineral resources of the underground orebody near surface (0-600 m).  The objective is to extend the Meadowbank mine life beyond 2026 and expand the underground potential.  During the first quarter of 2020, approximately 3,237 metres of diamond drilling was completed in 13 holes at Amaruq.

Underground ramp development continued during the first quarter of 2020 with 444 metres completed, which was approximately 10% above forecast.  Due to the uncertainties associated with the COVID-19 pandemic, the Company has decided to postpone the underground project in 2020.

Current Activities

As discussed above, the Company continues to work with the Nunavut authorities and communities to have Nunavut based employees return as soon as conditions permit.  In the interim, the Company will focus on optimizing the operations with the workforce available.  Current activities are focused on:

1.              Increasing the overall “mining footprint” of the pit (especially in the eastern portion)

2.              Building up ore stockpiles

3.              Reducing the maintenance backlog on mining equipment (loaders and trucks) and production drills

4.              Water management (preparation for the 2020 freshet)

As a result of the reduced workforce, the current mining levels (ore and waste) are at approximately 50% of the normal targeted mining rate, averaging approximately 50,000 tpd through April 2020.  The mining rate is expected to ramp up to more normalized levels through the remainder of the second quarter of 2020 and continue at normalized levels in the second half of 2020.  The Company is evaluating options to supplement the current workforce until the Nunavut based work force is re-integrated back into the operations.

Milling is expected to resume mid-June and average approximately 9,500 tpd over the remainder of the year.  Average gold grades and recoveries are expected to be in line with previous guidance issued in February 2020.

Compared to the life of mine forecast, production levels and costs in 2020 are impacted by expected lower grades and a higher than normal strip ratio.  Production and costs at Amaruq are expected to improve significantly in the second half of the year due to increased mining productivity and mill throughput as well as a lower strip ratio compared to the first half of

2020.  Given the gradual ramp up of operations, the second quarter of 2020 is expected to be the weakest quarter for gold production at Amaruq and have the highest costs for the year.

The permitting process to amend the Whale Tail project certificate (Nunavut Impact Review Board (“NIRB”) process) and Type A Water Licence (Nunavut Water Board (“NWB”) process) to include the Amaruq Phase 2 expansion is ongoing.  The NIRB process was completed in January 2020.  The NWB water licence amendment process is ongoing and public hearings were held in February 2020.  It is expected that the Amaruq Phase 2 permitting will be completed in the third quarter of 2020.  However, the process could be slightly delayed due to the COVID-19 pandemic.

Planning and procurement activities for the 2020 sealift are well underway.  At the present time, no critical procurement issues have been identified and some of the materials are already being shipped to the port facility in Quebec.  With the COVID-19 pandemic, the Company is also setting up detached operations protocols in order to isolate the sealift activities from the community of Baker Lake.

Meliadine Mine — Apron Feeder Issues Resolved; Production Expected to Ramp-up Through Second Quarter 2020 Based on Improved Milling and Mining Flexibility

Located near Rankin Inlet, Nunavut, Canada, the Meliadine project was acquired in July 2010 and is Agnico Eagle’s largest gold deposit in terms of mineral resources.  The Company owns 100% of the 111,358-hectare property.  In February 2017, the Company’s Board of Directors approved the construction of the Meliadine project.  Commercial production was declared on May 14, 2019.

Meliadine Mine — Operating Statistics*

Three Months Ended
March 31, 2020
Tonnes of ore milled (thousands of tonnes)	307
Tonnes of ore milled per day	3,374
Gold grade (g/t)	7.32
Gold production (ounces)	69,975
Production costs per tonne (C$)	$234
Minesite costs per tonne (C$)	$241
Production costs per ounce of gold produced ($ per ounce)	$775
Total cash costs per ounce of gold produced ($ per ounce)	$799

* As the Meliadine mine achieved commercial production on May 14, 2019, there is no relevant data for the prior-year period.

Production costs per tonne in the first quarter of 2020 were C$234.  Production costs per ounce in the first quarter of 2020 were $775.  Minesite costs per tonne in the first quarter of 2020 were C$241.  Total cash costs per ounce in the first quarter of 2020 were $799.  Gold production in the first quarter of 2020 was 69,975 ounces of gold.

In 2019, the Meliadine mill demonstrated the ability to exceed nameplate capacity (3,750 tpd), with maximum daily throughput reaching up to 4,950 tpd.  In the fourth quarter of 2019, the processing plant averaged approximately 3,543 tpd, with average recoveries of 94.6%.  Bottlenecks at the front end of the crushing circuit and wear issues with the apron feeder hampered maximization of throughput in the mill in the fourth quarter of 2019.

The first quarter of 2020 started on a challenging note, with a major failure of the crusher apron feeder on January 6, 2020, resulting in the process plant having to be fed from screened material through the reclaim feeder until mid-to-late March 2020.  As a result, mill throughput levels in the first quarter of 2020, were below expectations.  In late March 2020, the apron feeder was put back into service using custom-built parts from a local supplier in Abitibi, Quebec and has since been operating at better than expected rates.  A new apron feeder has been ordered from another supplier, and is expected to be shipped to site on the 2020 sealift for installation in the third quarter of 2020.  Despite the lower gold grade, excellent recoveries were maintained during the first quarter of 2020, averaging 97.2%.

In the first quarter of 2020, lateral development performance was above the budgeted target.  Ore haulage performance averaged approximately 3,300 tpd, which was slightly below expected levels due to the reduced workforce measures implemented in the last two weeks of March 2020.  As part of the ongoing mine performance improvement project, work was completed which will allow hauling to surface with 50 tonne trucks from the upper levels of the mine.  This will reduce the haulage distance and cycle time for the ore and waste produced in the upper mining horizon.

Paste backfilling was below expectations during the first quarter of 2020, largely due to variations in mill throughput levels and issues with clumps of frozen tailings in the mixer.  To help offset this, the Company has also been using cemented rock fill to supplement the paste backfill process.  In March 2020, a 260-metre-long paste hole from level 350 to level 100 was completed which will allow the mine to pastefill stopes at the extremities of the lower mining horizon.  In April, backfilling activities were well ahead of budgeted levels.

Production drilling performance in the first quarter of 2020 was also below budget due to a lack of drilling workplaces and a reduced workforce.  With increased backfilling capacity now in place, the Company anticipates better production drilling, which is expected to provide increased flexibility with regards to mining sequence and stope availability.  Drilled-off ore tonne inventory in the first quarter of 2020 remained high with over 210,000 tonnes available at the end of the quarter (equivalent to two months of stope mucking).

Exploration drilling in the first quarter of 2020 focused on extending the central and western Tiriganiaq areas at depth as a follow-up to favourable results from previous drilling campaigns in 2018 and 2019.  Some of the better results from this year’s program were encountered at depth in the 1370 ore lens.  An additional 20,000 metres of drilling is planned in 2020 to follow-up on these new results and test other favourable targets at depth.

Updated Production Plan

The updated production plan for the balance of 2020 assumes that there will be a gradual ramp-up of mining and processing activities in the second quarter of 2020, with full operations resuming in July 2020.  The Company is evaluating options to supplement the current workforce until the Nunavut based work force is re-integrated back into the operations.

In April and May 2020, the mill is expected to operate at approximately 3,500 tpd with a mix of stockpile and underground ore.  The average grade is expected to be approximately 4.0 to 6.0 g/t gold.  Tonnage is then forecast to increase to approximately 4,000 tpd in June 2020 along with the introduction of additional higher grade ore from underground.

Milling rates are expected to average approximately 4,000 tpd in the third quarter of 2020 and increase to approximately 4,600 tpd in the fourth quarter of 2020, which is in line with the Phase 2 expansion plan outlined in the Company’s news release dated February 13, 2020.

Over the remainder of 2020, production and costs at Meliadine are expected to improve on a quarter over quarter basis.  Given the gradual ramp up of operations, the second quarter is expected to be the weakest quarter for gold production in 2020.

Planning and procurement activities for the 2020 sealift are well underway.  At the present time, no critical procurement issues have been identified, and some of the materials are already being shipped to the port facility in Quebec.  With the COVID-19 pandemic, the Company is in discussions with Nunavut authorities to set up detached operations protocols in order to isolate the sealift activities from the community of Rankin Inlet.

Water Management Strategy

The current Meliadine water management plan includes segregation of underground dewatering and surface runoff waters in specific ponds, treatment and seasonal discharge to Meliadine Lake or to the sea (Hudson Bay) depending on the type of water.

One of the objectives of the water management plan is to minimize the volume of water in the water containment infrastructures prior to the freshet (spring melt).  At the present time, the total dissolved solids (TDS) in the runoff water pond is higher than predicted, restricting the volume of water that can be discharged within the prescribed TDS limit.  Testing indicates that the water is non-toxic.  The Company is currently in discussions with the regulatory agencies to modify the discharge criteria and allow flexibility for the mine to manage precipitation variations and spring freshet (spring melt) while protecting the environment.

With regards to saline water, underground inflows have been lower than forecast.  Excavation of SP4 (an additional surface storage pond) was completed in the first quarter of 2020, two weeks ahead of schedule, which allowed the mine to start dewatering mining area 3 slightly ahead of plan in the last week of March 2020.  Dewatering of mining area 3 is expected to provide additional mining flexibility for both tonnes and grade in the fourth quarter of 2020.

The Company is awaiting regulatory approval to increase the discharge of saline water to the sea, with a new limit of 1,600 cubic metres per day.  While discharge to sea is currently done by trucks, the Company is applying for permits to install a permanent waterline that will be used on a seasonal basis.  This is expected to reduce costs and the environmental impact by reducing trucking.  Consultations are currently underway with local stakeholders and regulatory agencies and the permitting process for the waterline is underway.

FINLAND AND SWEDEN

Agnico Eagle’s Kittila mine in Finland is the largest primary gold producer in Europe and hosts the Company’s largest mineral reserves.  Exploration activities continue to expand the mineral reserves and mineral resources and the Company has approved an expansion to add an underground shaft and increase expected mill throughput by 25% to 2.0 million tonnes per annum (“mtpa”).  In Sweden, the Company has a 55% interest in the Barsele exploration project.

In March 2020, a COVID-19 case was confirmed at the Kittila mine.  As part of the response protocols, the Company immediately suspended all underground operations at Kittila for 72 hours in order to identify other employees who may have been in close contact with the employee who had tested positive.  As well, all common areas in the workplace were thoroughly cleaned and disinfected.  Underground operations resumed on March 31, 2020.  There was no interruption to surface or mill operations as mill production was maintained with surface stockpiles.

In April 2020, Kittila employees were part of a COVID-19 testing initiative by Finnish health authorities in the Lapland region.  All employees who participated in this study have tested negative.

Kittila — First Quarter Operations Largely Unaffected by COVID-19 Pandemic; Shaft Sinking Activities Delayed by Three Months Due to Contractor Travel Restrictions

The 100% owned Kittila mine in northern Finland achieved commercial production in 2009.

Kittila Mine — Operating Statistics

	Three Months Ended	Three Months Ended
	March 31, 2020	March 31, 2019
Tonnes of ore milled (thousands of tonnes)	420	456
Tonnes of ore milled per day	4,615	5,067
Gold grade (g/t)	4.21	3.95
Gold production (ounces)	49,297	49,336
Production costs per tonne (EUR)	€94	€75
Minesite costs per tonne (EUR)	€87	€74
Production costs per ounce of gold produced ($ per ounce):	$886	$782
Total cash costs per ounce of gold produced ($ per ounce):	$810	$775

Production costs per tonne in the first quarter of 2020 increased when compared to the prior-year period primarily due to higher contractor costs, the timing of unsold inventory and lower throughput levels.  Production costs per ounce in the first quarter of 2020 increased when compared to the prior-year period due to the reasons described above.

Minesite costs per tonne in the first quarter of 2020 increased when compared to the prior-year period due to higher contractor costs and lower throughput.  Total cash costs per ounce in the first quarter of 2020 increased when compared to the prior-year period due to the reasons described above.

Gold production in the first quarter of 2020 was essentially unchanged when compared to the prior-year period as lower throughput levels were offset by higher grades and higher recoveries.

In February 2018, the Company’s Board of Directors approved an expansion to increase throughput rates at Kittila to 2.0 mtpa from the current rate of 1.6 mtpa.  Permitting is ongoing for the increase in throughput.  This expansion includes the construction of a 1,044-metre deep shaft, a processing plant expansion as well as other infrastructure and service upgrades over the period from 2018 to 2021.

The expansion project is expected to increase the efficiency of the mine and maintain or decrease operating costs while providing access to the deeper mining horizons.  In addition, the shaft is expected to provide access to the mineral resources located below 1,150 metres depth, where recent exploration programs have shown promising results.

The shaft and mill expansion continued to advance in the first quarter of 2020.  The Company is currently evaluating the timing of the final mill tie-in work, which was originally scheduled to occur during a planned four to five-week mill maintenance shutdown in the third quarter of 2020.

In the first quarter of 2020, construction of the shaft head frame continued to progress according to plans and rockline excavation and the raise boring of ore silos were completed.  However, work related to the shaft sinking ceased in mid-March as Canadian workers contracted to work on the project returned to Canada due to COVID-19 related travel restrictions.  A delay of at least three months is expected and as a result, capital expenditures relating to the shaft project of approximately $6 million have been deferred to 2021.  The full expansion project is now expected to be completed in late 2021.

SOUTHERN BUSINESS REVIEW

Agnico Eagle’s Southern Business operations are focused in Mexico.  These operations have been a solid source of precious metals production (gold and silver) with stable operating costs and strong free cash flow since 2009.

On April 2, 2020, the Government of Mexico mandated that all non-essential businesses, including mining and exploration, suspend operations until April 30, 2020 (the “Decree”).  Pursuant to the Decree, mining operations at the Company’s Mexico operations (Pinos Altos, Creston Mascota and La India) ramped down activities in an orderly fashion while maintaining the safety of the employees and the sustainability of the infrastructure.

On April 17, 2020, the Government of Mexico extended the suspension of all non-essential business until May 30, 2020, but businesses in areas with few COVID-19 cases may be able to restart on May 18, 2020.  The Company is in discussions with the Government of Mexico to determine whether its mining operations would qualify to be able to restart at the earlier date as there are few reported COVID-19 cases in the areas surrounding the Company’s operations.  The Company’s mining operations and the exploration activities remain suspended pending further clarification from the Government.

Pinos Altos — Underground Development Ahead of Schedule at the Cubiro Satellite Deposit and Drilling Continues to Yield Favourable Results

The 100% owned Pinos Altos mine in northern Mexico achieved commercial production in November 2009.

Pinos Altos Mine — Operating Statistics

	Three Months Ended	Three Months Ended
	March 31, 2020	March 31, 2019
Tonnes of ore processed (thousands of tonnes)	480	478
Tonnes of ore processed per day	5,275	5,311
Gold grade (g/t)	2.36	2.89
Gold production (ounces)	33,310	42,730
Production costs per tonne	$75	$62
Minesite costs per tonne	$67	$62
Production costs per ounce of gold produced ($ per ounce):	$1,077	$694
Total cash costs per ounce of gold produced ($ per ounce):	$747	$494

Production costs per tonne in the first quarter of 2020 increased when compared to the prior-year period primarily due to higher costs associated with open pit mining of the Sinter pit, higher underground development, lower throughput, and by the timing of unsold inventory.

Production costs per ounce in the first quarter of 2020 increased when compared to the prior-year period due to higher costs associated with lower gold production, open pit mining, underground development, and by the timing of unsold inventory.

Minesite costs per tonne in the first quarter of 2020 increased when compared to the prior-year period due to the reasons described above.  Total cash costs per ounce in the first quarter of 2020 increased when compared to the prior-year period due to the reasons described above.

Gold production in the first quarter of 2020 decreased when compared to the prior-year period due to lower grades.

At the Cerro Colorado underground operations, the reconditioning activities of the area affected by challenging ground conditions are progressing well.  Stope sizes have been reduced by 25%, all development drifts have increased ground support and the mining sequence has been adjusted.  With these mitigating measures in place, the ore contribution from this area is ramping up as set out in the plan.  To generate further flexibility in the mining sequence, an aggregate of 900 metres were developed ahead of plan in different underground structures during the first quarter of 2020.  Full production at Cerro Colorado is expected at the restart of the operation in June 2020.

During the first quarter of 2020, ore sorting from the Sinter deposit transitioned from pilot testing towards pre-production following the favourable results achieved during the fourth quarter of 2019.  The Company will continue testing ores from various assets of the Company during the second and third quarter of 2020.

Development of the Sinter and Cubiro satellite deposits at Pinos Altos continued to advance in the first quarter of 2020.  The Sinter deposit, located approximately 2.0 kilometres northwest of the Pinos Altos mine, will be mined from underground and a small open pit.  At Sinter, the power line relocation was completed as well as the ventilation raise from surface to level 20.  Production from the Sinter underground is expected to begin in the fourth quarter of 2020.  At Cubiro, underground development activities are approximately 45% ahead of budget.

Underground Conversion and Exploration Drilling at Cubiro Deposit Confirms and Extends High-Grade Gold Mineralization

At the Pinos Altos mine, the Company expects to spend $7.8 million for 42,000 metres of drilling in 2020.  The work will include 10,000 metres to infill and expand the mineral resource at the Cubiro deposit in the property’s northwest and 5,000 metres of drilling to extend the Reyna East Zone along strike and at depth in the southeast portion of the property.

The current proven and probable mineral reserves at Pinos Altos are 957,000 ounces of gold and 24 million ounces of silver (consisting of proven mineral reserves of 3.3 million tonnes grading 2.55 g/t gold and 59.0 g/t silver and probable mineral reserves of 11.1 million tonnes grading 1.91 g/t gold and 50.7 g/t silver); in addition, Pinos Altos has indicated mineral resources of 1.1 million ounces of gold and 26 million ounces of silver (19.6 million tonnes grading 1.68 g/t gold and 40.7 g/t silver) and inferred mineral resources of 435,000 ounces of gold and 9.0 million ounces of silver (7.0 million tonnes grading 1.93 g/t gold and 39.9 g/t silver) as of December 31, 2019.

Exploration at Pinos Altos during the first quarter of 2020 focused on two targets: the Cubiro deposit, where an exploration ramp is providing additional access for drilling exploration targets from underground; and Reyna East.

The Company drilled 21 holes (4,563 metres) on the Pinos Altos property during the first quarter of 2020, comprised of five holes (882 metres) at Cubiro and 16 holes (3,741 metres) at Reyna East.  The Company completed 436 metres of underground ramp development at Cubiro during the first quarter of 2020, bringing total underground ramp development to 2,190 metres completed to-date.

The Cubiro deposit is located approximately 9.2 kilometres northwest of the Pinos Altos mine and 2.0 kilometres west of the Creston Mascota deposit.  Based on exploration drilling, Cubiro could potentially contribute additional ore to be processed at Pinos Altos.

Selected recent drill results from the Cubiro deposit at the Pinos Altos mine are set out in the table below.  The collars are also located on the Pinos Altos Mine - Local Geology Map; pierce points for the Cubiro drilling are shown on the Pinos Altos Mine - Cubiro Longitudinal Section.  All intercepts reported for the Cubiro deposit show uncapped and capped gold and silver grades over estimated true widths, based on a preliminary geological interpretation that will be updated as new information becomes available with further drilling.

Selected recent exploration drill results from the Cubiro satellite deposit at the Pinos Altos mine

Drill Hole	Deposit	From (metres)	To (metres)	Depth of midpoint below surface (metres)	Estimated true width (metres)	Gold grade (g/t) (uncapped)	Gold grade (g/t) (capped)*	Silver grade (g/t) (uncapped)	Silver grade (g/t) (capped)*
CBUG19-023	Cubiro	115.0	125.7	75	10.4	0.8	0.8	9	9
including		118.6	122.7	74	4.0	1.3	1.3	12	12
CBUG19-024	Cubiro	202.6	215.0	175	10.7	4.0	3.1	17	17
including		208.3	213.0	177	4.1	8.5	6.0	34	34
CBUG19-026	Cubiro	55.4	61.8	109	6.0	2.3	2.3	10	10
and	Cubiro	80.0	113.6	50	31.5	0.9	0.9	9	9
including		104.0	109.9	38	5.5	1.7	1.7	24	24
CBUG20-027	Cubiro North	92.5	100.0	308	7.2	1.8	1.8	20	20
including		96.5	100.0	309	3.4	3.3	3.3	20	20
CBUG20-028	Cubiro North	120.9	130.2	296	9.2	2.1	2.1	26	26
including		128.0	130.2	296	2.1	4.2	4.2	54	54
CBUG20-029	Cubiro	59.2	75.7	197	16.2	1.6	1.6	14	14
including		69.2	75.7	200	6.4	3.0	3.0	29	29

Cut-off value 0.30 g/t gold, maximum 3.0 metres internal dilution.

*Holes at the Cubiro satellite deposit use a capping factor of 10 g/t gold and 200 g/t silver

[Pinos Altos Mine - Local Geology Map]

[Pinos Altos Mine - Cubiro Longitudinal Section]

The Cubiro deposit is made up of multiple gold and silver bearing white quartz-calcite veins (with barite and minor sulphides) up to 30 metres wide that strike northwest for approximately 1,100 metres, and dip steeply to the southwest.  These veins are enveloped in wider swarm-like vein systems, including breccias and stockworks.  The Cubiro deposit remains open in all directions.

Drilling during the first quarter of 2020 continued from underground platforms at the southeastern limit of the ramp, targeting the main Cubiro Zone and the subparallel Cubiro North Zone.  Results from the Cubiro drill campaign were last reported in the Company’s news release dated February 13, 2020.

Drilling into the eastern portion of main Cubiro Zone was completed to further evaluate the occurrence of higher-grade gold mineralization in veins that often display pinch-and-swell characteristics within wider, lower-grade envelopes.

The drilling encountered higher than expected gold grades in holes such as CBUG19-024, which intersected 3.1 g/t gold and 17 g/t silver over 10.7 metres at 175 metres depth, including 6.0 g/t gold and 34 g/t silver over 4.1 metres towards the central portion of the main Cubiro Zone; as well as hole CBUG19-026, drilled approximately 120 metres to the northeast, which intersected 2.3 g/t gold and 10 g/t silver over 6.0 metres at 109 metres depth as well as 0.9 g/t gold and 9 g/t silver over 31.5 metres at 50 metres depth, including 1.7 g/t gold and 24 g/t silver over 5.5 metres.

Other promising results from the main Cubiro Zone included hole CBUG20-029, drilled towards the zone’s southeastern end, which intersected 1.6 g/t gold and 14 g/t silver over 16.2 metres at 197 metres depth, including 3.0 g/t gold and 29 g/t silver over 6.4 metres; and hole CBUG19-023, drilled approximately 80 metres northeast of hole CBUG19-024, which intersected 0.8 g/t gold and 9 g/t silver over 10.4 metres at 75 metres depth, including 1.3 g/t gold and 12 g/t silver over 4.0 metres.

The above results have better defined the higher-grade ore shoots in this portion of the main Cubiro Zone, with the largest extending at least 175 metres laterally and 175 metres vertically and remaining open in all directions.

At the Cubiro North Zone, located approximately 110 metres northeast of the eastern end of the main Cubiro Zone, infill drilling confirmed the down-dip projection of higher-grade mineralization approximately 300 metres from surface and approximately 200 metres laterally along section.

Highlights from Cubiro North Zone include: hole CBUG20-027, which intersected 1.8 g/t gold and 20 g/t silver over 7.2 metres at 308 metres depth, including 3.3 g/t gold and 20 g/t silver over 3.4 metres; and hole CBUG20-028, which intersected 2.1 g/t gold and 26 g/t silver over 9.2 metres at 296 metres depth, including 4.2 g/t gold and 54 g/t silver over 2.1 metres.

These latest results from both zones at Cubiro have the potential to increase the gold grades of the mineral resource estimate that is expected to be completed at year-end 2020.

As of December 31, 2019, the Cubiro deposit (including Cubiro North) has indicated mineral resources of 212,000 ounces of gold and 1.4 million ounces of silver (2.4 million tonnes grading 2.78 g/t gold and 18.38 g/t silver) and inferred mineral resources of 136,000 ounces of gold and 912,000 ounces of silver (1.4 million tonnes grading 2.59 g/t gold and 19.84 g/t silver), all at underground depth, declared as part of the total Pinos Altos mineral reserves and mineral resources estimate.  The gold grades are significantly higher at Cubiro than on average at Pinos Altos property.

Further work at Cubiro in 2020 will focus on infill drilling as well as resource expansion drilling of both zones to the northwest and down dip with the aim of extending existing high-grade ore shoots and identifying new ones.  Successful mineral resource expansion and conversion at Cubiro would allow for the optimization of gold production at the Pinos Altos mine.

Creston Mascota — Processing of Higher Grade Ore at Pinos Altos Mill Drives Strong Quarterly Production; Mining Extended Through September 2020; Residual Leaching Continues Through the COVID-19 Shutdown

The Creston Mascota heap leach open pit mine has been operating as a satellite operation to the Pinos Altos mine since late 2010.  During 2018, the mine began preparations to transition operations to the new Bravo pit and to expand the existing heap leach pad facility.  Creston Mascota open pit mineral reserves are expected to be depleted by the end of the third quarter of 2020, while gold leaching is expected to continue through to the first quarter of 2021.

Creston Mascota Mine — Operating Statistics

	Three Months Ended	Three Months Ended
	March 31, 2020	March 31, 2019
Tonnes of ore processed (thousands of tonnes)	212	361
Tonnes of ore processed per day	2,330	4,011
Gold grade (g/t)	2.88	1.96
Gold production (ounces)	18,184	13,529
Production costs per tonne	$56	$27
Minesite costs per tonne	$54	$25
Production costs per ounce of gold produced ($ per ounce):	$651	$727
Total cash costs per ounce of gold produced ($ per ounce):	$423	$525

Production costs per tonne in the first quarter of 2020 increased when compared to the prior-year period due to lower tonnage stacked at the heap leach, increased costs to facilitate the extension of the Bravo central pit, and additional costs to mill high grade ore at the Pinos Altos mill.  Production costs per ounce in the first quarter of 2020 decreased when compared to the prior-year period due to higher gold production from higher grades, partially offset by higher costs per tonne.

Minesite costs per tonne in the first quarter of 2020 increased when compared to the prior-year period for the reasons described above.  Total cash costs per ounce in the first quarter of 2020 decreased when compared to the prior-year period due to higher by-product revenue and the reasons described above.

Gold production in the first quarter of 2020 increased when compared to the prior-year period due to higher grade ore from the Bravo pit that was processed at the Pinos Altos mill (with better mill recoveries), partially offset by lower tonnage stacked at the Creston Mascota heap leach.  Residual precious metal leaching continues through the COVID-19 shutdown.

The mining of high grade ore from the Bravo pit is now expected to be extended to the third quarter of 2020.  During this period, the high grade ore will continue to be prioritized for processing at the Pinos Altos mill.  Heap leaching activities are now expected to extend into 2021.

La India — Residual Leaching Continues Through COVID-19 Shutdown

The La India mine in Sonora, Mexico, located approximately 70 kilometres northwest of the Company’s Pinos Altos mine, achieved commercial production in February 2014.

La India Mine — Operating Statistics

	Three Months Ended	Three Months Ended
	March 31, 2020	March 31, 2019
Tonnes of ore processed (thousands of tonnes)	1,534	1,451
Tonnes of ore processed per day	16,857	16,122
Gold grade (g/t)	0.74	0.67
Gold production (ounces)	22,926	22,988
Production costs per tonne	$13	$12
Minesite costs per tonne	$12	$12
Production costs per ounce of gold produced ($ per ounce):	$875	$772
Total cash costs per ounce of gold produced ($ per ounce):	$778	$759

Production costs per tonne in the first quarter of 2020 were essentially the same when compared to the prior-year period.  Production costs per ounce in the first quarter of 2020 increased when compared to the prior-year period due to higher reagents costs and by the timing of unsold inventory.

Minesite costs per tonne in the first quarter of 2020 were the same when compared to the prior-year period.  Total cash costs per ounce in the first quarter of 2020 increased when compared to the prior-year period due to lower by-product revenue and the reasons described above.

Gold production in the first quarter of 2020 was essentially unchanged when compared to the prior-year period.  The increased gold content of the ore placed on the leach pad (higher tonnage and grades) was offset by lower recoveries due to the high clay content of the ore.

Mining activities were suspended in early April as required by the Government of Mexico Decree.  Residual precious metal leaching continues through the shutdown.

During the first quarter of 2020, the foundations for two new agglomeration units were built.  The equipment was received in March 2020 and will be installed at the restart of the operations in June 2020.  These units are expected to improve percolation at the heap leach and help restore normal production rates for the second half of 2020.

Santa Gertrudis — Drilling Expands the High-Grade Amelia Deposit and Espiritu Santo Zone in the Trinidad Trend

Agnico Eagle acquired its 100% interest in the Santa Gertrudis gold property in November 2017.  The 44,145-hectare property is located approximately 180 kilometres north of Hermosillo in Sonora, Mexico.

The property was the site of historic heap-leach operations that produced approximately 565,000 ounces of gold at a grade of 2.1 g/t gold between 1991 and 2000.  The project has substantial surface infrastructure including pre-stripped pits, haul roads, water sources and several buildings.  Extensive drilling and studies in 2019 led to the declaration of initial indicated mineral resources of 104,000 ounces of gold (5.1 million tonnes grading 0.64 g/t gold) at open-pit (oxide) depth, and inferred mineral resources of 717,000 ounces of gold at open-pit (oxide) depth (19.1 million tonnes grading 1.17 g/t gold) and 451,000 ounces of gold at underground (sulphide) depth (3.1 million tonnes grading 4.58 g/t gold), as of December 31, 2019.

Drill results for the Santa Gertrudis project were last reported in the Company’s news release dated February 13, 2020.

During the first quarter of 2020, drilling at Santa Gertrudis totalled 19 holes (11,413 metres) focused on the exploration and development of new mineral resources in the Trinidad Trend in the northern part of the property (including 3,940 metres in the Amelia deposit and 4,647 metres in the recently discovered Espiritu Santo Zone); and in the Toro Trend (2,826 metres), located approximately four kilometres south of the Trinidad Trend.

Selected recent drill results from the Amelia deposit and Espiritu Santo Zone at the Santa Gertrudis project are set out in the table below.  Drill collars are shown on the Santa Gertrudis Project Local Geology Map; pierce points for the Amelia and Espiritu Santo drilling are shown on the Santa Gertrudis Project - Amelia Longitudinal Section and Espiritu Santo Longitudinal Section, respectively.  All intercepts reported for the Santa Gertrudis project show uncapped and capped gold and silver grades over an estimated true width and depth of midpoint below the surface, based on a preliminary geological interpretation that will be updated as new information becomes available with further drilling.

Selected recent exploration drill results from the Amelia deposit and Espiritu Santo zone at the Santa Gertrudis project

Drill Hole	Area	From (metres)	To (metres)	Depth of midpoint below surface (metres)	Estimated true width (metres)	Gold grade (g/t) (uncapped)	Gold grade (g/t) (capped)*	Silver grade (g/t) (uncapped)	Silver grade (g/t) (capped)*
SGE19-308	Amelia	449.0	456.0	390	6.0	3.7	3.7	3	3
and	Amelia	472.0	487.3	410	13.0	3.3	3.3	10	10
including		480.8	487.3	412	5.5	5.3	5.3	17	17
and	Amelia	502.0	513.0	434	10.0	5.3	5.3	7	7
including		503.0	508.0	431	4.5	10.3	8.9	5	5
and	Amelia	532.0	544.0	454	10.5	3.1	3.1	6	6
including		540.0	544.0	457	3.5	5.4	5.4	5	5
and	Amelia	551.0	562.0	467	10.0	3.2	3.2	34	34
including		551.0	555.0	464	3.5	5.5	5.5	14	14
SGE19-324	Espiritu Santo	55.5	59.0	38	3.0	3.7	3.7	37	37
and	Espiritu Santo	258.3	261.5	206	3.0	1.5	1.5	1,019	424
SGE19-331	Amelia	68.0	72.0	86	4.0	3.5	3.5	5	5
and	Amelia	124.0	128.2	122	4.0	3.0	3.0	3	3
SGE20-336	Amelia	621.0	625.0	582	3.5	3.1	3.1	1	1
and	Amelia	666.0	671.0	593	4.5	5.1	5.1	20	20

Drill Hole	Area	From (metres)	To (metres)	Depth of midpoint below surface (metres)	Estimatd true width (metres)	Gold grade (g/t) (uncapped)	Gold grade (g/t) (capped)*	Silver grade (g/t) (uncapped)	Silver grade (g/t) (capped)*
SGE20-338	Espiritu Santo	60.5	70.5	64	9.0	1.7	1.7	3	3
SGE20-340	Amelia	526.5	552.0	520	22.5	2.8	2.8	6	6
including		544.0	552.0	518	7.0	5.0	5.0	4	4
SGE20-347	Espiritu Santo	138.0	151.0	172	11.5	3.6	3.5	7	7
including		145.0	151.0	174	5.0	7.1	6.8	13	13
and	Espiritu Santo	163.5	168.5	191	4.0	2.2	2.2	2	2

*Holes in the Trinidad Trend use a capping factor of 25 g/t gold and 1,000 g/t silver.  The cut-off grade used for these intervals is 0.3 g/t gold in oxide material and 1.0 g/t gold in sulphide material. The minimum estimated true width is 3.0 metres.

[Santa Gertrudis Project Local Geology Map]

[Santa Gertrudis Project - Amelia Longitudinal Section]

[Santa Gertrudis Project - Espiritu Santo Longitudinal Section]

Amelia is one of three deposits that comprise the Trinidad Trend and is the site of a previously operating open-pit gold mine.  High-grade gold mineralization can be found in multiple parallel structures that commonly correspond to lithological contacts.  The Amelia deposit strikes east-west for a length of approximately 900 metres and dips steeply to the north; it includes an ore shoot on the west side that plunges steeply to the east, that has been extended by 112 metres, or 593 metres below surface, from the bottom of the underground mineral resource defined at the end of 2019.  Most of the open pit (oxide) material lies between surface and 100 metres depth, while the underground mineral resource extends below the open-pit mineral resource to a depth of approximately 350 metres.

The inferred mineral resource at Amelia is comprised of 1.6 million tonnes grading 1.38 g/t gold (70,000 ounces of gold) at open pit depth, and 3.1 million tonnes grading 4.58 g/t gold (451,000 ounces of gold) of high-grade sulphide mineralization at underground depth.  The Amelia deposit’s mineral resource is part of the Santa Gertrudis project mineral resource estimate as of December 31, 2019.

Exploration drilling at Amelia during the first quarter of 2020 continued to intersect high-grade gold mineralization, with the results from hole SGE19-308 demonstrating that the deposit remains open along the plunge of the ore shoot.  Hole SGE19-308 intersected five high-grade and wide structures that are found to be typical of the bottom of the current underground mineral resource: 3.7 g/t gold over 6.0 metres at 390 metres depth; 3.3 g/t gold over 13.0 metres at 410 metres depth (including 5.3 g/t gold over 5.5 metres at 412 metres depth); 5.3 g/t gold over 10.0 metres at 434 metres depth (including 8.9 g/t gold over 4.5 metres at 431 metres depth); 3.1 g/t gold over 10.5 metres at 454 metres depth (including 5.4 g/t gold over 3.5 metres at 457 metres depth); and 3.2 g/t gold over 10.0 metres at 467 metres depth (including 5.5 g/t gold over 3.5 metres at 464 metres depth).

The results from three additional holes drilled into Amelia during the first quarter of 2020 show the potential for mineral resource expansion under the currently defined mineral resource, with all three holes drilled to expand the high-grade mineralization at 80-metre step-outs.  Approximately 243 metres to the northwest of hole SGE19-308, hole SGE20-336 intersected two mineralized structures that returned 3.1 g/t gold over 3.5 metres at 582 metres depth and 5.1 g/t gold over 4.5 metres at 593 metres depth.  Approximately 350 metres to the southeast, hole SGE20-340 intersected 2.8 g/t gold over 22.5 metres at 520 metres depth (including 5.0 g/t gold over 7.0 metres at 518 metres depth) while approximately 722 metres to the southeast of hole SGE20-340, hole SGE19-331 intersected two mineralized structures that returned 3.5 g/t gold over 4.0 metres at 86 metres depth and 3.0 g/t gold over 4.0 metres at 122 metres depth.

Exploration drilling at Espiritu Santo during the first quarter of 2020 continued to test the extensions of the gold- and silver-rich structures discovered in 2019.  Approximately 688 metres southwest of hole SGE19-331 in the Amelia deposit, hole SGE19-324 intersected a structure in Espiritu Santo grading 3.7 g/t gold and 37 g/t silver over 3.0 metres at 38 metres depth and a second structure grading 1.5 g/t gold and 424 g/t silver over 3.0 metres at 206 metres depth.  Approximately 305 metres to the southwest, hole SGE20-338 intersected 1.7 g/t gold and 3 g/t silver over 9.0 metres at 64 metres depth.  Approximately 208 metres to the northwest of hole SGE19-338, hole SGE19-347 intersected 3.5 g/t gold and 7 g/t silver over 11.5 metres at 172 metres depth (including 6.8 g/t gold and 13 g/t Ag over 5.0 metres at 174 metres depth) and 2.2 g/t gold and 2 g/t silver over 4.0 metres at 191 metres depth.

The latest results at Espiritu Santo demonstrate that shallow gold and silver mineralization continues to the southwest of the deposit.  Additional drilling is planned at Espiritu Santo during 2020, as well as metallurgical testing to determine potential gold and silver recoveries, with the expectation that an initial mineral resource will be declared there by year-end 2020.

As the geological understanding of the Trinidad Trend is refined, the Company will use the updated geological models to evaluate other parts of the property with similar high-grade gold and silver potential.

The Company plans to continue the drilling campaign at Santa Gertrudis in 2020, with $10.4 million budgeted for work that will include 25,000 metres of drilling focused on expanding the current mineral resources and testing new targets.

With potential production scenarios that include using a heap-leach facility to process lower grade mineralization and a small mill facility to process higher-grade ore, the Company believes that the Santa Gertrudis project has the potential to be a similar size operation to its La India operation.

About Agnico Eagle

Agnico Eagle is a senior Canadian gold mining company that has produced precious metals since 1957.  Its operating mines are located in Canada, Finland and Mexico, with exploration and development activities in each of these countries as well as in the United States and Sweden.  The Company and its shareholders have full exposure to gold prices due to its long-standing policy of no forward gold sales.  Agnico Eagle has declared a cash dividend every year since 1983.

Further Information

For further information regarding Agnico Eagle, contact Investor Relations at info@agnicoeagle.com or call (416) 947-1212.

Note Regarding Certain Measures of Performance

This news release discloses certain measures, including “total cash costs per ounce”, “all-in sustaining costs per ounce”, “minesite costs per tonne” and “adjusted net income” that are not standardized measures under IFRS.  These measures may not be comparable to similar measures reported by other gold mining companies.  For a reconciliation of these measures to the most directly comparable financial information reported in the consolidated financial statements prepared in accordance with IFRS, other than adjusted net income, see “Reconciliation of Non-GAAP Financial Performance Measures” below.

The total cash costs per ounce of gold produced is reported on both a by-product basis (deducting by-product metal revenues from production costs) and co-product basis (without deducting by-product metal revenues).  The total cash costs per ounce of gold produced on a by-product basis is calculated by adjusting production costs as recorded in the consolidated statements of income (loss) for by-product revenues, inventory production costs, smelting, refining and marketing charges and other adjustments, and then dividing by the number of ounces of gold produced.  The total cash costs per ounce of gold produced on a co-product basis is calculated in the same manner as the total cash costs per ounce of gold produced on a by-product basis, except that no adjustment is made for by-product metal revenues.  Accordingly, the calculation of total cash costs per ounce of gold produced on a co-product basis does not reflect a reduction in production costs or smelting, refining and marketing charges associated with the production and sale of by-product metals.  The total cash costs per ounce of gold produced is intended to provide information about the cash-generating capabilities of the Company’s mining operations.  Management also uses this measure to monitor the performance of the Company’s mining operations.  As market prices for gold are quoted on a per ounce basis, using the total cash costs per ounce of gold produced on a by-product basis measure allows management to assess a mine’s cash-generating capabilities at various gold prices.

All-in sustaining costs per ounce of gold produced on a by-product basis are calculated as the aggregate of total cash costs on a by-product basis, sustaining capital expenditures (including capitalized exploration), general and administrative expenses (including stock options), lease payments related to sustaining assets and reclamation expenses, and then dividing by the number of ounces of gold produced.  The all-in sustaining costs per ounce of gold produced on a co-product basis is calculated in the same manner as the all-in sustaining costs per ounce of gold produced on a by-product basis, except that the total cash costs on a co-product basis are used, meaning no adjustment is made for by-product metal revenues.  All-in sustaining costs per ounce is used to show the full cost of gold production from current operations.  Management is aware that these per ounce measures of performance can be affected by fluctuations in foreign exchange rates and, in the case of total cash costs per ounce of gold produced on a by-product basis, by-product metal prices.  Management compensates for these inherent limitations by using these measures in conjunction with minesite costs per tonne (discussed below) as well as other data prepared in accordance with IFRS.

The World Gold Council (“WGC”) is a non-regulatory market development organization for the gold industry.  Although the WGC is not a mining industry regulatory organization, it has worked closely with its member companies to develop relevant non-GAAP measures.  The Company follows the guidance on all-in sustaining costs released by the WGC in November 2018.  Adoption of the all-in sustaining costs metric is voluntary and, notwithstanding the Company’s adoption of the WGC’s guidance, all-in sustaining costs per ounce of gold produced reported by the Company may not be comparable to data reported by other gold mining companies.  The Company believes that this measure provides helpful information about operating performance.  However, this non-GAAP measure should be considered together with other data prepared in accordance with IFRS as it is not necessarily indicative of operating costs or cash flow measures prepared in accordance with IFRS.

Minesite costs per tonne are calculated by adjusting production costs as recorded in the consolidated statements of income (loss) for inventory production costs and other adjustments, and then dividing by tonnes of ore processed.  As the total cash costs per ounce of gold produced can be affected by fluctuations in by-product metal prices and foreign exchange rates, management believes that minesite costs per tonne provide additional information regarding the performance of mining operations, eliminating the impact of varying production levels.  Management also uses this measure to determine the economic viability of mining blocks.  As each mining block is evaluated based on the net realizable value of each tonne mined, in order to be economically viable the estimated revenue on a per tonne basis must be in excess of the minesite costs per tonne.  Management is aware that this per tonne measure of performance can be impacted by fluctuations in processing levels and compensates for this inherent limitation by using this measure in conjunction with production costs prepared in accordance with IFRS.

Adjusted net income is calculated by adjusting the net income as recorded in the consolidated statements of income (loss) for foreign currency translation gains and losses, mark-to-market adjustments, non-recurring gains and losses and unrealized gains and losses on financial instruments.  Management uses adjusted net income to evaluate the underlying operating performance of the Company and to assist with the planning and forecasting of future operating results.  Management believes that adjusted net income is a useful measure of performance because foreign currency translation gains and losses, mark-to-market adjustments, non-recurring gains and losses and unrealized gains and losses on financial instruments do not reflect the underlying operating performance of the Company and may not be indicative of future operating results.

Management also performs sensitivity analyses in order to quantify the effects of fluctuating foreign exchange rates and metal prices.  This news release also contains information as to estimated future total cash costs per ounce and all-in sustaining costs per ounce.  The estimates are based upon the total cash costs per ounce and all-in sustaining costs per ounce that the Company expects to incur to mine gold at its mines and projects and, consistent with the reconciliation of these actual costs referred to above, do not include production costs attributable to accretion expense and other asset retirement costs, which will vary over time as each project is developed and mined.  It is therefore not practicable to reconcile these forward-looking non-GAAP financial measures to the most comparable IFRS measure.

Forward-Looking Statements

The information in this news release has been prepared as at April 30, 2020.  Certain statements contained in this news release constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” under the provisions of Canadian provincial securities laws and are referred to herein as “forward-looking statements”.  When used in this news release, the words “anticipate”, “could”, “estimate”, “expect”, “forecast”, “future”, “plan”, “possible”, “potential”, “will” and similar expressions are intended to identify forward-looking statements.  Such statements include, without limitation: statements regarding the Company’s plans to resume operations following temporary suspensions of operations related to the COVID-19 pandemic, including the timing thereof and impacts on anticipated gold production and costs, as well as expected activities while such suspensions are ongoing; statements regarding the impact of the COVID-19 pandemic and measures taken to reduce the spread of COVID-19 on the Company’s operations and overall business; the Company’s forward-looking production guidance, including estimated ore grades, recovery rates, project timelines, drilling results, metal production, life of mine estimates, total cash costs per ounce, all-in sustaining costs per ounce, minesite costs per tonne, other expenses, cash flows and free cash flow; the estimated timing and conclusions of technical studies and evaluations; the methods by which ore will be extracted or processed; statements concerning the Company’s expansion plans at Kittila, Meliadine Phase 2 and Amaruq Phase 2, and the Company’s ramp up of activities at Meliadine and Amaruq, including the timing, funding, completion and commissioning thereof; statements concerning other expansion projects, recovery rates, mill throughput, optimization and projected exploration, including costs and other estimates upon which such projections are based; statements regarding timing and amounts of capital expenditures, other expenditures and other cash needs, and expectations as to the funding thereof; estimates of future mineral reserves, mineral resources, mineral production, optimization efforts and sales; the projected development of certain ore deposits, including estimates of exploration, development and production and other capital costs and estimates of the timing of such exploration, development and production or decisions with respect to such exploration, development and production; estimates of mineral reserves and mineral resources and the effect of drill results on future mineral reserves and mineral resources; statements regarding the Company’s ability to obtain the necessary permits and authorizations in connection with its proposed or current exploration, development and mining operations and the anticipated timing thereof; statements regarding anticipated future exploration; the anticipated timing of events with respect to the Company’s mine sites; statements regarding the sufficiency of the Company’s cash resources; statements regarding repayments of the Company’s unsecured revolving bank credit facility; future dividend amounts and payment dates; and statements regarding anticipated trends with respect to the Company’s operations, exploration and the funding thereof.  Such statements reflect the Company’s views as at the date of this news release and are subject to certain risks, uncertainties and assumptions, and undue reliance should not be placed on such statements.  Forward-looking statements are necessarily based upon a number of factors and assumptions that, while considered reasonable by Agnico Eagle as of the date of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies.  The material factors and assumptions used in the preparation of the forward looking statements contained herein, which may prove to be incorrect, include, but are not limited to, the assumptions set forth herein and in management’s discussion and analysis (“MD&A”) and the Company’s Annual Information Form (“AIF”) for the year ended December 31, 2019 filed with Canadian securities regulators and that are included in its Annual Report on Form 40-F for the year ended December 31, 2019 (“Form 40-F”) filed with the U.S. Securities and Exchange Commission (the “SEC”) as well as: the return to normal operations as of July 1, 2020 at all of the Company’s mine sites following measures being put in place in response to the COVID-19 pandemic; that governments, the Company or others do not take additional measures in response to the COVID-19 pandemic or otherwise that, individually or in the aggregate, materially affect the Company’s ability to operate its business; that cautionary measures taken in connection with the COVID-19 pandemic do not affect productivity; that measures taken relating to, or other effects of, the COVID-19 pandemic do not affect the Company’s ability to obtain necessary supplies and deliver them to its mine sites; that there are no significant disruptions affecting operations; that production, permitting, development, expansion and the ramp up of operations at each of Agnico Eagle’s properties proceeds on a basis consistent with current expectations and plans; that the relevant metal prices, foreign exchange rates and prices for key mining and construction supplies will be consistent with Agnico Eagle’s expectations; that Agnico Eagle’s current estimates of mineral reserves, mineral resources, mineral grades and metal recovery are accurate; that there are no material delays in the timing for completion of ongoing growth projects; that seismic activity at the Company’s operations at LaRonde and other properties is as expected by the Company; that the Company’s current plans to optimize production are successful; and that there are no material variations in the current tax and regulatory environment.  Many factors, known and unknown, could cause the actual results to be materially different from those expressed or implied by such forward looking statements.  Such risks include, but are not limited to: the extent and manner to which COVID-19, and measures taken by governments, the Company or others to attempt to reduce the spread of COVID-19, may affect the Company, whether directly or through effects on employee health, workforce productivity and availability (including the ability to transport personnel to the Meadowbank Complex and Meliadine mine which operate as fly-in/fly-out camps), travel restrictions, contractor availability, supply availability, ability to sell or deliver gold dore bars or concentrate, availability of insurance and the cost thereof, the ability to procure inputs required for the Company’s operations and projects or other aspects of the Company’s business; uncertainties with respect to the effect on the global economy associated with the COVID-19 pandemic and measures taken to reduce the spread of COVID-19, any of which could continue to negatively affect financial markets, including the trading price of the Company’s shares and the price of gold, and could adversely affect the Company’s ability to raise capital; the volatility of prices of gold and other metals; uncertainty of mineral reserves, mineral resources, mineral grades and mineral recovery estimates; uncertainty of future production, project development, capital expenditures and other costs; foreign exchange rate fluctuations; financing of additional capital requirements; cost of exploration and development programs; seismic activity at the Company’s operations, including the LaRonde Complex; mining risks; community protests, including by First Nations groups; risks associated with foreign operations; governmental and environmental regulation; the volatility of the Company’s stock price; and risks associated with the Company’s currency, fuel and by-product metal derivative strategies.  For a more detailed discussion of such risks and other factors that may affect the Company’s ability to achieve the expectations set forth in the forward-looking statements contained in this news release, see the AIF and MD&A filed on SEDAR at www.sedar.com and included in the Form 40-F filed on EDGAR at www.sec.gov, as well as the Company’s other filings with the Canadian securities regulators and the SEC.  Other than as required by law, the Company does not intend, and does not assume any obligation, to update these forward-looking statements.

Notes to Investors Regarding the Use of Mineral Resources

The mineral reserve and mineral resource estimates contained in this news release have been prepared in accordance with the Canadian securities administrators’ (the “CSA”) National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”).  These standards are similar to those used by SEC Industry Guide No. 7, as interpreted by the SEC staff.  However, the definitions in NI 43-101 differ in certain respects from those under SEC Industry Guide 7.  Accordingly, mineral reserve and mineral resource information contained in this news release may not be comparable to similar information disclosed by United States companies.  Under the SEC’s Industry Guide 7, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made.

For United States reporting purposes, the SEC has adopted amendments to its disclosure rules (the “SEC Modernization Rules”) to modernize the mining property disclosure requirements for issuers whose securities are registered with the SEC under the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”), which became effective February 25, 2019.  The SEC Modernization Rules more closely align the SEC’s disclosure requirements and policies for mining properties with current industry and global regulatory practices and standards, including NI 43-101, and replace the historical property disclosure requirements for mining registrants that were included in SEC Industry Guide 7.  Issuers must begin to comply with the SEC Modernization Rules in their first fiscal year beginning on or after January 1, 2021, though Canadian issuers that report in the United States using the Multijurisdictional Disclosure System (“MJDS”) may still use NI 43-101 rather than the SEC Modernization Rules when using the SEC’s MJDS registration statement and annual report forms.  SEC Industry Guide 7 will remain effective until all issuers are required to comply with the SEC Modernization Rules, at which time SEC Industry Guide 7 will be rescinded.

As a result of the adoption of the SEC Modernization Rules, the SEC now recognizes estimates of “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources.”  In addition, the SEC has amended definitions of “proven mineral reserves” and “probable mineral reserves” in the SEC Modernization Rules, with definitions that are substantially similar to those used in NI 43-101.

United States investors are cautioned that while the SEC now recognizes “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources”, investors should not assume that any part or all of the mineral deposits in these categories will ever be converted into a higher category of mineral resources or into mineral reserves.  These terms have a great amount of uncertainty as to their economic and legal feasibility.  Under Canadian regulations, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in limited circumstances.  Investors are cautioned not to assume that any “measured mineral resources”, “indicated mineral resources”, or “inferred mineral resources” that the Company reports in this news release are or will be economically or legally mineable.

Further, “inferred mineral resources” have a great amount of uncertainty as to their existence and as to their economic and legal feasibility.  It cannot be assumed that any part or all of an inferred mineral resource will ever be upgraded to a higher category.

The mineral reserve and mineral resource data set out in this news release are estimates, and no assurance can be given that the anticipated tonnages and grades will be achieved or that the indicated level of recovery will be realized.  The Company does not include equivalent gold ounces for by-product metals contained in mineral reserves in its calculation of contained ounces and mineral reserves are not reported as a subset of mineral resources.

Scientific and Technical Information

The scientific and technical information contained in this news release relating to Quebec operations has been approved by Daniel Paré, P.Eng., Vice-President Operations — Eastern Canada; relating to Nunavut operations has been approved by Dominique Girard, Eng., Vice-President, Nunavut Operations; relating to Finland operations has been approved by Francis Brunet, Eng., Corporate Director, Business Strategy; relating to Southern Business operations has been approved by Marc Legault, Eng., Senior Vice-President, Operations — U.S.A. & Latin America; and relating to exploration has been approved by Guy Gosselin, Eng. and P.Geo., Senior Vice-President, Exploration, each of whom is a “Qualified Person” for the purposes of NI 43-101.

The scientific and technical information relating to Agnico Eagle’s mineral reserves and mineral resources contained herein (other than the Canadian Malartic mine) has been approved by Dyane Duquette, P.Geo., Corporate Director, Reserves Development of the Company; relating to mineral reserves and mineral resources at the Canadian Malartic mine and other Partnership projects such as Odyssey, East Malartic and East Gouldie projects, has been approved by Sylvie Lampron, Eng., Senior Project Mine Engineer at Canadian Malartic Corporation (for engineering) and Pascal Lehouiller, P.Geo., Senior Resource Geologist at Canadian Malartic Corporation (for geology), each of whom is a “Qualified Person” for the purposes of NI 43-101.

Assumptions used for the December 31, 2019 mineral reserves estimate at all mines and advanced projects reported by the Company

	Metal prices				Exchange rates
	Gold (US$/oz)	Silver (US$/oz)	Copper (US$/lb)	Zinc (US$/lb)	C$ per US$1.00	Mexican peso per US$1.00	US$ per €1.00
Long-life operations and projects	$1,200	$15.50	$2.50	$1.00	$1.25	MXP17.00	$1.15
Short-life operations — Creston Mascota (Bravo) and Sinter satellite operations at Pinos Altos					$1.30	MXP18.00	Not applicable
Upper Beaver*, Canadian Malartic mine**	$1,200	Not applicable	$2.75	Not applicable	$1.25	Not applicable	Not applicable

*The Upper Beaver project has a net smelter return (NSR) cut-off value of C$125/tonne

**The Canadian Malartic mine uses a cut-off grade between 0.40 g/t and 0.43 g/t gold (depending on the deposit)

NI 43-101 requires mining companies to disclose mineral reserves and mineral resources using the subcategories of “proven mineral reserves”, “probable mineral reserves”, “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources”.  Mineral resources that are not mineral reserves do not have demonstrated economic viability.

A mineral reserve is the economically mineable part of a measured and/or indicated mineral resource.  It includes diluting materials and allowances for losses, which may occur when the material is mined or extracted and is defined by studies at pre-feasibility or feasibility level as appropriate that include application of modifying factors.  Such studies demonstrate that, at the time of reporting, extraction could reasonably be justified.  The mineral reserves presented in this news release are separate from and not a portion of the mineral resources.

Modifying factors are considerations used to convert mineral resources to mineral reserves.  These include, but are not restricted to, mining, processing, metallurgical, infrastructure, economic, marketing, legal, environmental, social and governmental factors.

A proven mineral reserve is the economically mineable part of a measured mineral resource.  A proven mineral reserve implies a high degree of confidence in the modifying factors.  A probable mineral reserve is the economically mineable part of an indicated and, in some circumstances, a measured mineral resource.  The confidence in the modifying factors applying to a probable mineral reserve is lower than that applying to a proven mineral reserve.

A mineral resource is a concentration or occurrence of solid material of economic interest in or on the Earth’s crust in such form, grade or quality and quantity that there are reasonable prospects for eventual economic extraction.  The location, quantity, grade or quality, continuity and other geological characteristics of a mineral resource are known, estimated or interpreted from specific geological evidence and knowledge, including sampling.

A measured mineral resource is that part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics are estimated with confidence sufficient to allow the application of modifying factors to support detailed mine planning and final evaluation of the economic viability of the deposit.  Geological evidence is derived from detailed and reliable exploration, sampling and testing and is sufficient to confirm geological and grade or quality continuity between points of observation.  An indicated mineral resource is that part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics are estimated with sufficient confidence to allow the application of modifying factors in sufficient detail to support mine planning and evaluation of the economic viability of the deposit.  Geological evidence is derived from adequately detailed and reliable exploration, sampling and testing and is sufficient to assume geological and grade or quality continuity between points of observation.  An inferred mineral resource is that part of a mineral resource for which quantity and grade or quality are estimated on the basis of limited geological evidence and sampling.  Geological evidence is sufficient to imply but not verify geological and grade or quality continuity.

Investors are cautioned not to assume that part or all of an inferred mineral resource exists, or is economically or legally mineable.

A feasibility study is a comprehensive technical and economic study of the selected development option for a mineral project that includes appropriately detailed assessments of applicable modifying factors, together with any other relevant operational factors and detailed financial analysis that are necessary to demonstrate, at the time of reporting, that extraction is reasonably justified (economically mineable).  The results of the study may reasonably serve as the basis for a final decision by a proponent or financial institution to proceed with, or finance, the development of the project.  The confidence level of the study will be higher than that of a pre-feasibility study.

Additional Information

Additional information about each of the mineral projects that is required by NI 43-101, sections 3.2 and 3.3 and paragraphs 3.4(a), (c) and (d), as well as other information, can be found in Technical Reports, which may be found at www.sedar.com.  Other important operating information can be found in the Company’s AIF, MD&A and Form 40-F.

Property/Project name and location	Date of most recent Technical Report (NI 43-101) filed on SEDAR
LaRonde, LaRonde Zone 5 & Ellison, Quebec, Canada	March 23, 2005
Canadian Malartic, Quebec, Canada	June 16, 2014
Kittila, Kuotko and Kylmakangas, Finland	March 4, 2010
Meadowbank Gold Complex including the Amaruq Satellite Mine Development, Nunavut, Canada	February 14, 2018
Goldex, Quebec, Canada	October 14, 2012
Meliadine, Nunavut, Canada	February 11, 2015
Hammond Reef, Ontario, Canada	July 2, 2013
Upper Beaver (Kirkland Lake property), Ontario, Canada	November 5, 2012
Pinos Altos and Creston Mascota, Mexico	March 25, 2009
La India, Mexico	August 31, 2012

AGNICO EAGLE MINES LIMITED

SUMMARY OF OPERATIONS KEY PERFORMANCE INDICATORS

(thousands of United States dollars, except where noted)

(Unaudited)

	Three Months Ended March 31,
	2020	2019
Operating margin(i) by mine:
Northern Business
LaRonde mine	$45,194	$65,202
LaRonde Zone 5 mine	10,851	5,079
Lapa mine	—	2,033
Goldex mine	35,160	24,964
Meadowbank Complex	3,813	19,030
Meliadine mine	57,226	—
Canadian Malartic mine(ii)	57,046	54,629
Kittila mine	41,910	25,239
Southern Business
Pinos Altos mine	28,057	34,099
Creston Mascota mine	17,591	11,115
La India mine	18,928	13,940
Total operating margin(i)	315,776	255,330
Amortization of property, plant and mine development	153,509	128,242
Exploration, corporate and other	138,936	74.567
Income before income and mining taxes	23,331	52,521
Income and mining taxes expense	44,896	15,489
Net (loss) income for the period	$(21,565)	$37,032
Net (loss) income per share — basic and diluted	$(0.09)	$0.16

Cash flows:
Cash provided by operating activities	$163,358	$148,690
Cash used in investing activities	$(178,166)	$(227,606)
Cash provided by (used in) financing activities	$954,830	$(33,454)

Realized prices (US$):
Gold (per ounce)	$1,579	$1,303
Silver (per ounce)	$15.74	$15.65
Zinc (per tonne)	$2,217	$2,673
Copper (per tonne)	$5,410	$6,087

AGNICO EAGLE MINES LIMITED

SUMMARY OF OPERATIONS KEY PERFORMANCE INDICATORS

(thousands of United States dollars, except where noted)

(Unaudited)

	Three Months Ended March 31,
	2020	2019
Payable production(iii):
Gold (ounces):
Northern Business
LaRonde mine	55,223	77,433
LaRonde Zone 5 mine	14,464	12,988
Lapa mine	—	5
Goldex mine	33,883	34,454
Meadowbank Complex	49,341	43,502
Meliadine mine	69,975	17,582
Canadian Malartic mine(ii)	64,763	83,670
Kittila mine	49,297	49,336
Southern Business
Pinos Altos mine	33,310	42,730
Creston Mascota mine	18,184	13,529
La India mine	22,926	22,988
Total gold (ounces)	411,366	398,217

Silver (thousands of ounces):
Northern Business
LaRonde mine	160	197
LaRonde Zone 5 mine	3	2
Lapa mine	—	1
Goldex mine	1	—
Meadowbank Complex	20	22
Meliadine mine	6	1
Canadian Malartic mine(ii)	97	111
Kittila mine	3	4
Southern Business
Pinos Altos mine	517	562
Creston Mascota mine	279	133
La India mine	20	46
Total silver (thousands of ounces)	1,106	1,079

Zinc (tonnes)	510	2,834
Copper (tonnes)	749	808

AGNICO EAGLE MINES LIMITED

SUMMARY OF OPERATIONS KEY PERFORMANCE INDICATORS

(thousands of United States dollars, except where noted)

(Unaudited)

	Three Months Ended March 31,
	2020	2019
Payable metal sold:
Gold (ounces):
Northern Business
LaRonde mine	38,273	89,857
LaRonde Zone 5 mine	14,258	8,222
Lapa mine	—	3,777
Goldex mine	34,740	33,811
Meadowbank Complex	58,581	46,668
Meliadine mine	70,979	3,210
Canadian Malartic mine(ii)(iv)	64,900	74,846
Kittila mine	54,250	49,205
Southern Business
Pinos Altos mine	34,997	42,455
Creston Mascota mine	16,408	14,610
La India mine	23,497	24,309
Total gold (ounces)	410,883	390,970

Silver (thousands of ounces):
Northern Business
LaRonde mine	175	186
LaRonde Zone 5 mine	2	2
Lapa mine	—	2
Meadowbank Complex	22	23
Meliadine mine	8	—
Canadian Malartic mine(ii)(iv)	111	94
Kittila mine	3	4
Southern Business
Pinos Altos mine	560	560
Creston Mascota mine	263	140
La India mine	22	54
Total silver (thousands of ounces):	1,166	1,065

Zinc (tonnes)	1,658	1,586
Copper (tonnes)	754	764

AGNICO EAGLE MINES LIMITED

SUMMARY OF OPERATIONS KEY PERFORMANCE INDICATORS

(thousands of United States dollars, except where noted)

(Unaudited)

	Three Months Ended March 31,
	2020	2019
Total cash costs per ounce of gold produced — co-product basis (US$)(v):
Northern Business
LaRonde mine	$806	$705
LaRonde Zone 5 mine	847	677
Goldex mine	558	558
Meadowbank Complex	1,650	918
Meliadine mine	801	—
Canadian Malartic mine(ii)(vi)	763	590
Kittila mine	811	777
Southern Business
Pinos Altos mine	990	701
Creston Mascota mine	643	697
La India mine	793	793
Weighted average total cash costs per ounce of gold produced	$889	$704

Total cash costs per ounce of gold produced — by-product basis (US$)(v):
Northern Business
LaRonde mine	$682	$488
LaRonde Zone 5 mine	845	674
Goldex mine	558	558
Meadowbank Complex	1,644	910
Meliadine mine	799	—
Canadian Malartic mine(ii)(vi)	734	572
Kittila mine	810	775
Southern Business
Pinos Altos mine	747	494
Creston Mascota mine	423	525
La India mine	778	759
Weighted average total cash costs per ounce of gold produced	$836	$623

Notes:

(i) Operating margin is calculated as revenues from mining operations less production costs.

(ii) The information set out in this table reflects the Company’s 50% interest in the Canadian Malartic mine.

(iii) Payable production (a non-GAAP non-financial performance measure) is the quantity of mineral produced during a period contained in products that are or will be sold by the Company, whether such products are sold during the period or held as inventories at the end of the period. Payable production for the three months ended March 31, 2020 includes 2,974 gold ounces at the Canadian Malartic mine which were produced during this period as commercial production at the Barnat deposit has not yet been achieved. Payable production for the three months ended March 31, 2019 includes 17,582 gold ounces, which were produced prior to the achievement of commercial production at the Meliadine mine and 5 ounces of payable gold production at the Lapa mine, which were credited to the Company as a result of final refining reconciliations following the cessation of mining and processing operations at the Lapa mine on December 31, 2018.

(iv) The Canadian Malartic mine’s payable metal sold excludes the 5.0% net smelter return royalty granted to Osisko Gold Royalties Ltd., in connection with the Company’s acquisition of its 50% interest in the Canadian Malartic mine.

(v) The total cash costs per ounce of gold produced is not a recognized measure under IFRS and this data may not be comparable to data reported by other gold producers. The total cash costs per ounce of gold produced is reported on both a by-product basis (deducting by-product metal revenues from production costs) and co-product basis (without deducting by-product metal revenues). The total cash costs per ounce of gold produced on a by-product basis is calculated by adjusting production costs as recorded in the condensed interim consolidated statements of (loss) income for by-product revenues, inventory production costs, smelting, refining and marketing charges and other adjustments, and then dividing by the number of ounces of gold produced. The total cash costs per ounce of gold produced on a co-product basis is calculated in the same manner as the total cash costs per ounce of gold produced on a by-product basis except that no adjustment is made for by-product metal revenues. Accordingly, the calculation of total cash costs per ounce of gold produced on a co-product basis does not reflect a reduction in production costs or smelting, refining and marketing charges associated with the production and sale of by-product metals. The total cash costs per ounce of gold produced is intended to provide information about the cash-generating capabilities of the Company’s mining operations. Management also uses these measures to monitor the performance of the Company’s mining operations. As market prices for gold are quoted on a per ounce basis, using the total cash costs per ounce of gold produced on a by-product basis measure allows management to assess a mine’s cash-generating capabilities at various gold prices. Management is aware that these per ounce measures of performance can be affected by fluctuations in exchange rates and, in the case of total cash costs of gold produced on a by-product basis, by-product metal prices. Management compensates for these inherent limitations by using these measures in conjunction with minesite costs per tonne as well as other data prepared in accordance with IFRS. Management also performs sensitivity analysis in order to quantify the effects of fluctuating metal prices and exchange rates.

(vi) The Canadian Malartic mine’s cost calculations per ounce of gold produced for the three months ended March 31, 2020 exclude 2,974 ounces of payable gold production which were produced during this period as commercial production at the Barnat deposit has not yet been achieved.

AGNICO EAGLE MINES LIMITED

CONSOLIDATED BALANCE SHEETS

(thousands of United States dollars, except share amounts, IFRS basis)

(Unaudited)

	As at March 31, 2020	As at December 31, 2019
ASSETS
Current assets:
Cash and cash equivalents	$1,255,273	$321,897
Short-term investments	8,149	6,005
Trade receivables	7,038	8,320
Inventories	558,042	580,068
Income taxes recoverable	248	2,281
Equity securities	76,214	86,252
Fair value of derivative financial instruments	9,894	9,519
Other current assets	148,924	179,218
Total current assets	2,063,782	1,193,560
Non-current assets:
Goodwill	407,792	407,792
Property, plant and mine development	7,024,966	7,003,665
Other assets	199,390	184,868
Total assets	$9,695,930	$8,789,885

LIABILITIES AND EQUITY
Current liabilities:
Accounts payable and accrued liabilities	$274,385	$345,572
Reclamation provision	14,942	12,455
Interest payable	35,595	16,752
Income taxes payable	11,931	26,166
Lease obligations	13,567	14,693
Current portion of long-term debt	360,000	360,000
Fair value of derivative financial instruments	36,956	—
Total current liabilities	747,376	775,638
Non-current liabilities:
Long-term debt	2,351,907	1,364,108
Lease obligations	95,050	102,135
Reclamation provision	435,981	427,346
Deferred income and mining tax liabilities	972,814	948,142
Other liabilities	52,204	61,002
Total liabilities	4,655,332	3,678,371

EQUITY
Common shares:
Outstanding — 241,227,570 common shares issued, less 895,084 shares held in trust	5,611,517	5,589,352
Stock options	180,173	180,160
Contributed surplus	37,254	37,254
Deficit	(716,902)	(647,330)
Other reserves	(71,444)	(47,922)
Total equity	5,040,598	5,111,514
Total liabilities and equity	$9,695,930	$8,789,885

AGNICO EAGLE MINES LIMITED

CONSOLIDATED STATEMENTS OF (LOSS) INCOME

(thousands of United States dollars, except per share amounts, IFRS basis)

(Unaudited)

	Three Months Ended March 31,
	2020	2019
REVENUES
Revenues from mining operations	$671,878	$532,223

COSTS AND EXPENSES
Production(i)	356,102	276,893
Exploration and corporate development	29,643	25,450
Amortization of property, plant and mine development	153,509	128,242
General and administrative	30,543	29,093
Finance costs	27,762	25,766
Loss (gain) on derivative financial instruments	42,602	(9,816)
Foreign currency translation loss	3,846	2,206
Other expenses	4,540	1,868
Income before income and mining taxes	23,331	52,521
Income and mining taxes expense	44,896	15,489
Net (loss) income for the period	$(21,565)	$37,032

Net (loss) income per share - basic and diluted	$(0.09)	$0.16

Weighted average number of common shares outstanding (in thousands):
Basic	240,222	234,570
Diluted	240,222	236,218

Note:

(i) Exclusive of amortization, which is shown separately.

AGNICO EAGLE MINES LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

(thousands of United States dollars, IFRS basis)

(Unaudited)

	Three Months Ended March 31,
	2020	2019
OPERATING ACTIVITIES
Net (loss) income for the period	$(21,565)	$37,032
Add (deduct) adjusting items:
Amortization of property, plant and mine development	153,509	128,242
Deferred income and mining taxes	24,732	(5,034)
Unrealized loss (gain) on currency and commodity derivatives	38,432	(9,328)
Stock-based compensation	15,018	14,875
Foreign currency translation loss	3,846	2,206
Other	(9,185)	2,845
Changes in non-cash working capital balances:
Trade receivables	1,282	(208)
Income taxes	(22,130)	(17,344)
Inventories	7,677	16,212
Other current assets	11,923	1,124
Accounts payable and accrued liabilities	(58,690)	(38,033)
Interest payable	18,509	16,101
Cash provided by operating activities	163,358	148,690

INVESTING ACTIVITIES
Additions to property, plant and mine development	(168,811)	(203,353)
Net proceeds from sale of property, plant and mine development	101	265
Net purchases of short-term investments	(2,144)	(426)
Net proceeds from sale of equity securities and other investments	8,759	908
Purchases of equity securities and other investments	(16,071)	(25,000)
Cash used in investing activities	(178,166)	(227,606)

FINANCING ACTIVITIES
Dividends paid	(37,494)	(25,478)
Repayment of lease obligations	(3,729)	(3,378)
Proceeds from Credit Facility	1,000,000	—
Repurchase of common shares for stock-based compensation plans	(35,930)	(24,070)
Proceeds on exercise of stock options	28,074	15,547
Common shares issued	3,909	3,925
Cash provided by (used in) financing activities	954,830	(33,454)
Effect of exchange rate changes on cash and cash equivalents	(6,646)	582
Net increase (decrease) in cash and cash equivalents during the period	933,376	(111,788)
Cash and cash equivalents, beginning of period	321,897	301,826
Cash and cash equivalents, end of period	$1,255,273	$190,038

SUPPLEMENTAL CASH FLOW INFORMATION
Interest paid	$7,232	$7,413
Income and mining taxes paid	$46,127	$34,951

AGNICO EAGLE MINES LIMITED

RECONCILIATION OF NON-GAAP FINANCIAL PERFORMANCE MEASURES

(thousands of United States dollars, except where noted)

(Unaudited)

Total Production Costs by Mine	Three Months Ended March 31, 2020	Three Months Ended March 31, 2019
(thousands of United States dollars)
LaRonde mine	$20,636	$61,803
LaRonde Zone 5 mine	11,792	5,675
Lapa mine	—	2,844
Goldex mine	19,958	19,704
Meadowbank Complex	89,366	41,905
Meliadine mine	54,255	—
Canadian Malartic mine(i)	48,656	49,759
Kittila mine	43,671	38,600
Pinos Altos mine	35,881	29,658
Creston Mascota mine	11,837	9,836
La India mine	20,050	17,739
Production costs per the condensed interim consolidated statements of (loss) income	$356,102	$276,893

Reconciliation of Production Costs to Total Cash Costs per Ounce of Gold Produced (ii) by Mine and Reconciliation of Production Costs to Minesite Costs per Tonne(iii)  by Mine

(thousands of United States dollars, except as noted)

LaRonde Mine	Three Months Ended		Three Months Ended
Per Ounce of Gold Produced(ii)	March 31, 2020		March 31, 2019
	(thousands)	($ per ounce )	(thousands)	($ per ounce )
Gold production (ounces)		55,223		77,433

Production costs	$20,636	$374	$61,803	$798
Inventory and other adjustments(iv)	23,856	432	(7,212)	(93)
Cash operating costs (co-product basis)	$44,492	$806	$54,591	$705
By-product metal revenues	(6,828)	(124)	(16,792)	(217)
Cash operating costs (by-product basis)	$37,664	$682	$37,799	$488

LaRonde Mine	Three Months Ended				Three Months Ended
Per Tonne(iii)	March 31, 2020				March 31, 2019
	(thousands)		($ per tonne )		(thousands)		($ per tonne )
Tonnes of ore milled (thousands of tonnes)			412				547

Production costs	$20,636		$50		$61,803		$113
Production costs (C$)	C$	25,831	C$	63	C$	82,055	C$	150
Inventory and other adjustments (C$)(v)	28,591		69		(17,655)		(32)
Minesite operating costs (C$)	C$	54,422	C$	132	C$	64,400	C$	118

LaRonde Zone 5 Mine	Three Months Ended		Three Months Ended
Per Ounce of Gold Produced(ii)	March 31, 2020		March 31, 2019
	(thousands)	($ per ounce )	(thousands)	($ per ounce )
Gold production (ounces)		14,464		12,988

Production costs	$11,792	$815	$5,675	$437
Inventory and other adjustments(iv)	462	32	3,113	240
Cash operating costs (co-product basis)	$12,254	$847	$8,788	$677
By-product metal revenues	(33)	(2)	(34)	(3)
Cash operating costs (by-product basis)	$12,221	$845	$8,754	$674

LaRonde Zone 5 Mine	Three Months Ended				Three Months Ended
Per Tonne(iii)	March 31, 2020				March 31, 2019
	(thousands)		($ per tonne )		(thousands)		($ per tonne )
Tonnes of ore milled (thousands of tonnes)			245				181

Production costs	$11,792		$48		$5,675		$31
Production costs (C$)	C$	15,803	C$	65	C$	7,513	C$	42
Inventory and other adjustments (C$)(v)	660		2		4,158		22
Minesite operating costs (C$)	C$	16,463	C$	67	C$	11,671	C$	64

Goldex Mine	Three Months Ended		Three Months Ended
Per Ounce of Gold Produced(ii)	March 31, 2020		March 31, 2019
	(thousands)	($ per ounce )	(thousands)	($ per ounce )
Gold production (ounces)		33,883		34,454

Production costs	$19,958	$589	$19,074	$554
Inventory and other adjustments(iv)	(1,063)	(31)	149	4
Cash operating costs (co-product basis)	$18,895	$558	$19,223	$558
By-product metal revenues	—	—	(6)	—
Cash operating costs (by-product basis)	$18,895	$558	$19,217	$558

Goldex Mine	Three Months Ended				Three Months Ended
Per Tonne(iii)	March 31, 2020				March 31, 2019
	(thousands)		($ per tonne )		(thousands)		($ per tonne )
Tonnes of ore milled (thousands of tonnes)			657				655

Production costs	$19,958		$30		$19,074		$29
Production costs (C$)	C$	26,239	C$	40	C$	25,315	C$	39
Inventory and other adjustments (C$)(v)	(932)		(1)		245		—
Minesite operating costs (C$)	C$	25,307	C$	39	C$	25,560	C$	39

Meadowbank Complex	Three Months Ended		Three Months Ended
Per Ounce of Gold Produced(ii)	March 31, 2020		March 31, 2019
	(thousands)	($ per ounce )	(thousands)	($ per ounce )
Gold production (ounces)		49,341		43,502

Production costs	$89,366	$1,811	$41,905	$963
Inventory and other adjustments(iv)	(7,944)	(161)	(1,965)	(45)
Cash operating costs (co-product basis)	$81,422	$1,650	$39,940	$918
By-product metal revenues	(301)	(6)	(353)	(8)
Cash operating costs (by-product basis)	$81,121	$1,644	$39,587	$910

Meadowbank Complex	Three Months Ended				Three Months Ended
Per Tonne(iii)	March 31, 2020				March 31, 2019
	(thousands)		($ per tonne )		(thousands)		($ per tonne )
Tonnes of ore milled (thousands of tonnes)			579				628

Production costs	$89,366		$154		$41,905		$67
Production costs (C$)	C$	119,505	C$	206	C$	55,396	C$	88
Inventory and other adjustments (C$)(v)	(11,925)		(20)		(1,104)		(2)
Minesite operating costs (C$)	C$	107,580	C$	186	C$	54,292	C$	86

Meliadine Mine	Three Months Ended		Three Months Ended
Per Ounce of Gold Produced(ii)	March 31, 2020		March 31, 2019
	(thousands)	($ per ounce )	(thousands)	($ per ounce )
Gold production (ounces)		69,975		—

Production costs	$54,255	$775	$—	$—
Inventory and other adjustments(iv)	1,787	26	—	—
Cash operating costs (co-product basis)	$56,042	$801	$—	$—
By-product metal revenues	(112)	(2)	—	—
Cash operating costs (by-product basis)	$55,930	$799	$—	$—

Meliadine Mine	Three Months Ended				Three Months Ended
Per Tonne(iii)	March 31, 2020				March 31, 2019
	(thousands)		($ per tonne )		(thousands)		($ per tonne )
Tonnes of ore milled (thousands of tonnes)	307		—

Production costs	$54,255		$177		$—		$—
Production costs (C$)	C$	71,927	C$	234	C$	—	C$	—
Inventory and other adjustments (C$)(v)	2,118		7		—		—
Minesite operating costs (C$)	C$	74,045	C$	241	C$	—	C$	—

Canadian Malartic Mine	Three Months Ended		Three Months Ended
Per Ounce of Gold Produced(i)(ii)(vi)	March 31, 2020		March 31, 2019
	(thousands)	($ per ounce )	(thousands)	($ per ounce )
Gold production (ounces)		61,789		83,670

Production costs	$48,656	$787	$49,759	$595
Inventory and other adjustments(iv)	(1,507)	(24)	(373)	(5)
Cash operating costs (co-product basis)	$47,149	$763	$49,386	$590
By-product metal revenues	(1,773)	(29)	(1,556)	(18)
Cash operating costs (by-product basis)	$45,376	$734	$47,830	$572

Canadian Malartic Mine	Three Months Ended				Three Months Ended
Per Tonne(i)(iii)(vii)	March 31, 2020				March 31, 2019
	(thousands)		($ per tonne )		(thousands)		($ per tonne )
Tonnes of ore milled (thousands of tonnes)			2,321				2,517

Production costs	$48,656		$21		$49,759		$20
Production costs (C$)	C$	65,472	C$	28	C$	65,564	C$	26
Inventory and other adjustments (C$)(v)	(2,526)		(1)		(484)		(1)
Minesite operating costs (C$)	C$	62,946	C$	27	C$	65,080	C$	25

Kittila Mine	Three Months Ended		Three Months Ended
Per Ounce of Gold Produced(ii)	March 31, 2020		March 31, 2019
	(thousands)	($ per ounce )	(thousands)	($ per ounce )
Gold production (ounces)		49,297		49,336

Production costs	$43,671	$886	$38,600	$782
Inventory and other adjustments(iv)	(3,676)	(75)	(282)	(5)
Cash operating costs (co-product basis)	$39,995	$811	$38,318	$777
By-product metal revenues	(54)	(1)	(76)	(2)
Cash operating costs (by-product basis)	$39,941	$810	$38,242	$775

Kittila Mine	Three Months Ended		Three Months Ended
Per Tonne(iii)	March 31, 2020		March 31, 2019
	(thousands)	($ per tonne )	(thousands)	($ per tonne )
Tonnes of ore milled (thousands of tonnes)		420		456

Production costs	$43,671	$104	$38,600	$85
Production costs (€)	€39,665	€94	€34,022	€75
Inventory and other adjustments (€)(v)	(3,358)	(7)	(301)	(1)
Minesite operating costs (€)	€36,307	€87	€33,721	€74

Pinos Altos Mine	Three Months Ended		Three Months Ended
Per Ounce of Gold Produced(ii)	March 31, 2020		March 31, 2019
	(thousands)	($ per ounce )	(thousands)	($ per ounce )
Gold production (ounces)		33,310		42,730

Production costs	$35,881	$1,077	$29,658	$694
Inventory and other adjustments(iv)	(2,906)	(87)	283	7
Cash operating costs (co-product basis)	$32,975	$990	$29,941	$701
By-product metal revenues	(8,079)	(243)	(8,851)	(207)
Cash operating costs (by-product basis)	$24,896	$747	$21,090	$494

Pinos Altos Mine	Three Months Ended		Three Months Ended
Per Tonne(iii)	March 31, 2020		March 31, 2019
	(thousands)	($ per tonne )	(thousands)	($ per tonne )
Tonnes of ore processed (thousands of tonnes)		480		478

Production costs	$35,881	$75	$29,658	$62
Inventory and other adjustments(v)	(3,491)	(8)	(22)	—
Minesite operating costs	$32,390	$67	$29,636	$62

Creston Mascota Mine	Three Months Ended		Three Months Ended
Per Ounce of Gold Produced(ii)	March 31, 2020		March 31, 2019
	(thousands)	($ per ounce )	(thousands)	($ per ounce )
Gold production (ounces)		18,184		13,529

Production costs	$11,837	$651	$9,836	$727
Inventory and other adjustments(iv)	(143)	(8)	(402)	(30)
Cash operating costs (co-product basis)	$11,694	$643	$9,434	$697
By-product metal revenues	(4,000)	(220)	(2,330)	(172)
Cash operating costs (by-product basis)	$7,694	$423	$7,104	$525

Creston Mascota Mine	Three Months Ended		Three Months Ended
Per Tonne(iii)	March 31, 2020		March 31, 2019
	(thousands)	($ per tonne )	(thousands)	($ per tonne )
Tonnes of ore processed (thousands of tonnes)		212		361

Production costs	$11,837	$56	$9,836	$27
Inventory and other adjustments(v)	(361)	(2)	(702)	(2)
Minesite operating costs	$11,476	$54	$9,134	$25

La India Mine	Three Months Ended		Three Months Ended
Per Ounce of Gold Produced(ii)	March 31, 2020		March 31, 2019
	(thousands)	($ per ounce )	(thousands)	($ per ounce )
Gold production (ounces)		22,926		22,988

Production costs	$20,050	$875	$17,739	$772
Inventory and other adjustments(iv)	(1,873)	(82)	479	21
Cash operating costs (co-product basis)	$18,177	$793	$18,218	$793
By-product metal revenues	(332)	(15)	(759)	(34)
Cash operating costs (by-product basis)	$17,845	$778	$17,459	$759

La India Mine	Three Months Ended		Three Months Ended
Per Tonne(iii)	March 31, 2020		March 31, 2019
	(thousands)	($ per tonne )	(thousands)	($ per tonne )
Tonnes of ore processed (thousands of tonnes)		1,534		1,451

Production costs	$20,050	$13	$17,739	$12
Inventory and other adjustments(v)	(2,238)	(1)	(388)	—
Minesite operating costs	$17,812	$12	$17,351	$12

Notes:

(i) The information set out in this table reflects the Company’s 50% interest in the Canadian Malartic mine.

(ii) The total cash costs per ounce of gold produced is not a recognized measure under IFRS and this data may not be comparable to data reported by other gold producers. The total cash costs per ounce of gold produced is reported on both a by-product basis (deducting by-product metal revenues from production costs) and co-product basis (without deducting by-product metal revenues). The total cash costs per ounce of gold produced on a by-product basis is calculated by adjusting production costs as recorded in the condensed interim consolidated statements of (loss) income for by-product revenues, inventory production costs, smelting, refining and marketing charges and other adjustments, and then dividing by the number of ounces of gold produced. The total cash costs per ounce of gold produced on a co-product basis is calculated in the same manner as the total cash costs per ounce of gold produced on a by-product basis except that no adjustment is made for by-product metal revenues. Accordingly, the calculation of total cash costs per ounce of gold produced on a co-product basis does not reflect a reduction in production costs or smelting, refining and marketing charges associated with the production and sale of by-product metals. The total cash costs per ounce of gold produced is intended to provide information about the cash-generating capabilities of the Company’s mining operations. Management also uses these measures to monitor the performance of the Company’s mining operations. As market prices for gold are quoted on a per ounce basis, using the total cash costs per ounce of gold produced on a by-product basis measure allows management to assess a mine’s cash-generating capabilities at various gold prices. Management is aware that these per ounce measures of performance can be affected by fluctuations in exchange rates and, in the case of total cash costs of gold produced on a by-product basis, by-product metal prices. Management compensates for these inherent limitations by using these measures in conjunction with minesite costs per tonne as well as other data prepared in accordance with IFRS. Management also performs sensitivity analysis in order to quantify the effects of fluctuating metal prices and exchange rates.

(iii) Minesite costs per tonne is not a recognized measure under IFRS and this data may not be comparable to data reported by other gold producers. Minesite costs per tonne are calculated by adjusting production costs as recorded in the condensed interim consolidated statements of (loss) income for inventory production costs and other adjustments, and then dividing by tonnes of ore processed. As the total cash costs per ounce of gold produced can be affected by fluctuations in by-product metal prices and foreign exchange rates, management believes that minesite costs per tonne provide additional information regarding the performance of mining operations, eliminating the impact of varying production levels. Management also uses this measure to determine the economic viability of mining blocks. As each mining block is evaluated based on the net realizable value of each tonne mined, in order to be economically viable the estimated revenue on a per tonne basis must be in excess of the minesite costs per tonne. Management is aware that this per tonne measure of performance can be impacted by fluctuations in processing levels and compensates for this inherent limitation by using this measure in conjunction with production costs prepared in accordance with IFRS.

(iv) Under the Company’s revenue recognition policy, revenue from contracts with customers is recognized upon the transfer of control over metals sold to the customer. As total cash costs per ounce of gold produced are calculated on a production basis, an inventory adjustment is made to reflect the portion of production not yet recognized as revenue. Other adjustments include primarily the addition of smelting, refining and marketing charges to production costs.

(v) This inventory and other adjustments reflect production costs associated with the portion of production still in inventory and smelting, refining and marketing charges associated with production.

(vi) The Canadian Malartic mine’s cost calculations per ounce of gold produced for the three months ended March 31, 2020 exclude 2,974 ounces of payable gold production which were produced during this period as commercial production at the Barnat deposit has not yet been achieved.

(vii) The Canadian Malartic mine’s cost calculations per tonne for the three months ended March 31, 2020 exclude 135,065 tonnes which were processed during this period as commercial production at the Barnat deposit has not yet been achieved.

Reconciliation of Production Costs to All-in Sustaining Costs per Ounce of Gold Produced

(United States dollars per ounce of gold produced, except where noted)	Three Months Ended March 31, 2020	Three Months Ended March 31, 2019
Production costs per the condensed interim consolidated statements of (loss) income (thousands of United States dollars)	$356,102	$276,893
Adjusted gold production (ounces)(i)(ii)(iii)	408,392	380,630
Production costs per ounce of adjusted gold production	$872	$727
Adjustments:
Inventory and other adjustments(iv)	17	(23)
Total cash costs per ounce of gold produced (co-product basis)(v)	$889	$704
By-product metal revenues	(53)	(81)
Total cash costs per ounce of gold produced (by-product basis)(v)	$836	$623
Adjustments:
Sustaining capital expenditures (including capitalized exploration)	177	128
General and administrative expenses (including stock options)	75	76
Non-cash reclamation provision and other	11	9
All-in sustaining costs per ounce of gold produced (by-product basis)	$1,099	$836
By-product metal revenues	53	81
All-in sustaining costs per ounce of gold produced (co-product basis)	$1,152	$917

Notes:

(i) Adjusted gold production for the three months ended March 31, 2020 excludes 2,974 ounces of payable gold production at the Canadian Malartic mine, which were produced prior to the achievement of commercial production at the Barnat deposit.

(ii) Adjusted gold production for the three months ended March 31, 2019 excludes 17,582 ounces of payable gold production at the Meliadine mine, which were produced prior to the achievement of commercial production.

(iii) Adjusted gold production for the three months ended March 31, 2019 excludes 5 ounces of payable gold production at the Lapa mine, which were credited to the Company as a result of final refining reconciliations following the cessation of mining and processing operations at the Lapa mine on December 31, 2018.

(iv) Under the Company’s revenue recognition policy, revenue from contracts with customers is recognized upon the transfer of control over metals sold to the customer. As the total cash costs per ounce of gold produced are calculated on a production basis, an inventory adjustment is made to reflect the portion of production not yet recognized as revenue. Other adjustments include primarily the addition of smelting, refining and marketing charges to production costs.

(v) The total cash costs per ounce of gold produced is not a recognized measure under IFRS and this data may not be comparable to data reported by other gold producers. The total cash costs per ounce of gold produced is reported on both a by-product basis (deducting by-product metal revenues from production costs) and co-product basis (without deducting by-product metal revenues). The total cash costs per ounce of gold produced on a by-product basis is calculated by adjusting production costs as recorded in the condensed interim consolidated statements of (loss) income for by-product revenues, inventory production costs, smelting, refining and marketing charges and other adjustments, and then dividing by the number of ounces of gold produced. The total cash costs per ounce of gold produced on a co-product basis is calculated in the same manner as the total cash costs per ounce of gold produced on a by-product basis except that no adjustment is made for by-product metal revenues. Accordingly, the calculation of total cash costs per ounce of gold produced on a co-product basis does not reflect a reduction in production costs or smelting, refining and marketing charges associated with the production and sale of by-product metals. The total cash costs per ounce of gold produced is intended to provide information about the cash-generating capabilities of the Company’s mining operations. Management also uses these measures to monitor the performance of the Company’s mining operations. As market prices for gold are quoted on a per ounce basis, using the total cash costs per ounce of gold produced on a by-product basis measure allows management to assess a mine’s cash-generating capabilities at various gold prices. Management is aware that these per ounce measures of performance can be affected by fluctuations in exchange rates and, in the case of total cash costs of gold produced on a by-product basis, by-product metal prices. Management compensates for these inherent limitations by using these measures in conjunction with minesite costs per tonne as well as other data prepared in accordance with IFRS. Management also performs sensitivity analysis in order to quantify the effects of fluctuating metal prices and exchange rates.